
APR 2 6 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file Number: 000-50995


10010394

Enable Holdings, Inc

(Formerly known as uBid.com Holdings, Inc.)
(Exact name of registrant as specified in its charter)

Delaware	**52-2372260**
(State or Other Jurisdiction of Incorporation or Organization)	*(IRS Employer Identification No.)*

1140 W Thorndale, Itasca, Illinois 60143
(Address of principal executive offices and zip code)

Registrant's telephone number including area code:
(773) 272-5000

Securities registered pursuant to Section 12(b) of the Act:
None
Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $0.001 per share
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such a shorter period that the registrant was required to submit and post such files.) Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of the registrant's voting stock held by non-affiliates of the registrant (based upon the per share closing sale price of $0.55 at June 30, 2009 was approximately $10.4 million).

The number of shares outstanding of the registrant's Common Stock, par value $0.001, as of, March 15, 2010, was 19,726,678

DOCUMENTS INCORPORATED BY REFERENCE

None

ENABLE HOLDINGS, INC.
TABLE OF CONTENTS

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ENABLE HOLDINGS, INC
FORM 10-K ANNUAL REPORT
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

PART I

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words "expects," "anticipates," "intends," "believes," "estimates" or similar language. All forward-looking statements included in this document are based on information available to Enable Holdings on the date hereof. Enable Holdings cautions investors that its business and financial performance and the matters described in these forward-looking statements are subject to substantial risks and uncertainties. For further information regarding these risks and uncertainties, please refer to publicly available documents that Enable Holdings has filed with the Securities and Exchange Commission. Because of these risks and uncertainties, some of which may not be currently ascertainable and many of which are beyond Enable Holdings' control, actual results could differ materially from those projected in the forward-looking statements. Deviations between actual future events and the Enable Holdings' estimates and assumptions could lead to results that are materially different from those expressed in or implied by the forward looking statements. We do not intend to update these forward looking statements to reflect actual future events.

Item 1. *Business*

Overview

Enable Holdings, Inc, along with its subsidiaries, enables manufacturers, retailers and distributors to liquidate excess inventory by providing them with asset recovery solutions, through a multi-channel environment. Asset recovery has become a major market, where consumers demand brand name products at prices that are well below retail. When manufacturers and retailers are unable to sell inventory from their warehouses, distribution centers and stores, they contact us to provide solutions for them to sell their excess inventory and recover their costs.

Enable Holdings is organized as five distinct business units. Each business unit provides a combination of seller solutions for sellers to efficiently liquidate their excess inventory. The business units are listed below:

1. **uBid.com:** Our flagship website, which has operated for 12 years. The website allows merchants to sell excess inventory and allows consumers to buy products online in an auction price format.

2. **RedTag.com:** Our fixed price internet site offers name brand merchandise with a low shipping and handling fee of only $1.95.

3. **RedTag Live:** Our live liquidation group, dedicated to selling through the traditional in-store sales and live liquidation sales.

4. **Dibu Trading Company:** A wholesale inventory liquidation company dedicated to Business-to-Business solutions, providing manufacturers and distributors the ability to sell large quantities of excess inventory. For example, when a retailer needs to liquidate a large quantity of inventory, they contact us to find a buyer that will buy the entire inventory in a single transaction. Our B2B experience allows us to present deals to multiple interested buyers to obtain the highest possible recovery for the seller.

5. **Commerce Innovations:** A software service company which licenses auction software to third party companies. Companies, businesses and governments can use our platform to sell excess furniture, appliances, autos, and other surplus. This allows them to utilize a trusted platform while reducing live auction costs, as well as an efficient way to reach a wider target audience.

How we provide value to the sellers

At Enable Holdings we have developed a multi-channel solution that serves as a one-stop shop for sellers to liquidate excess inventory, in categories such as apparel, consumer electronics, personal computers, watches, jewelry, home & garden, sporting goods and automobiles. Enable Holdings' multi-channel approach allows the sellers to avoid any conflicts with their primary distribution channels.

Our Company is focused on helping sellers with their asset recovery needs. We assign a dedicated account manager who ensures that your asset recovery needs are met in an efficient and timely manner. The account manager will help assess your situation, identify the best solutions and execute the plan.

We offer multiple seller solutions that enable sellers to route their excess inventory through our multi-channel solutions to attain maximum cost recovery:

1. **Certified Merchant Program (CM):** CM is a unique seller program whereby sellers can directly sell their inventory on our website, reaching out to the 5.5 million customer base we have established over the past twelve years. Merchants participating in this program manage the entire warehouse and order fulfillment for their sales while we manage the order processing and post-order customer service. This greatly reduces any fraudulent activity by either the seller or the buyer and allows us to act as an intermediary in any dispute resolution. See below for more detail on the CM program.

2. **Managed Supply:** Managed Supply is a program, whereby, we sell inventory that is consigned to us. The inventory is either stored at our warehouse or at the sellers'.

3. **Cash Recovery:** We purchase inventory directly from sellers, allowing them to dispose of excess inventory and attain immediate cost recovery. We then direct the merchandise through one of our multi-channels - our online properties, located at www.uBid.com and www.RedTag.com, our live sales business unit RedTag Live or sell it through a wholesale transaction to another business.

Strong Brand and Loyal Customer Base

We have been in operation for over 12 years and have a strong base of more than 5.5 million registered users across our websites. The websites are designed to provide a friendly and positive shopping experience through interactive auction and fixed price formats.

CM/Certified Central

The CM Program provides merchants with greater management control over certain aspects of the sale process related to their products, while maintaining the opportunity to sell their products to consumers on our online properties through our auction style or fixed price formats. Merchants participating in the CM Program manage all warehousing of and order fulfillment for their CM Program inventory. However, Enable Holdings manages all order processing and first response customer service needs related to CM Program transactions. In furtherance of our commitment to minimize fraudulent activity and to provide a trustworthy and credible online experience, we require all merchants, before participating in the CM Program, to satisfactorily complete our merchant certification process which verifies each participating merchant's business status and trade references. Enable Holdings charges the merchants a commission fee for all completed auction style and fixed price format transactions.

Certified Central is our secure web-based platform that allows our Certified Merchants to build a database of products, create auctions, download orders, and communicate with our customer care team and merchandising department quickly and easily. We provide many different services through Certified Central at no additional charge to our Certified Merchants. These services, which include the ability to upload multiple images and view top selling product reports, are designed to enhance the Certified Merchant's selling experience and satisfaction with us. Whether a Certified Merchant is expanding its marketplace options or entering the online auction channel for the first time, Certified Central is designed around a simple and easy-to-use interface. Certified Central is also backed by an account management team to assist with planning, problems or inquiries.

Seller Support

We currently employ a staff of in-house customer support personnel responsible for handling customer inquiries, tracking shipments and investigating and resolving problems with merchandise. Customer Care representatives are available for support from 8 a.m. - 6 p.m. Central Standard Time (CST) Monday through Friday. In addition, our customer service representatives are trained to cross-sell complementary and ancillary products and services including extended product warranties and accessories. Some of our support functions, order status and tracking, order verification etc, are automated to provide immediate access to the customers.

How we provide value to the buyers

In today's market, consumers want greater value for their money than they ever have in the past; which is why we connect them to the world's top brands at prices that are far below retail.

Broad and Deep Product Selection

We offer over 200,000 high quality and brand-name, new, close-out, overstock and recertified merchandise in over 200 categories including personal computers, consumer electronics, apparel, house wares, watches, jewelry, travel, sporting goods, home improvement products and collectible products each day.

Extensive Security and Fraud Protection

Our websites, at ww.uBid.com and www.RedTag.com, provide a trustworthy and secure buying environment in which we minimize fraudulent activity and questionable product quality frequently associated with purchase transactions from non-established businesses, individual consumers and other non-commercial parties. All merchants offering goods in our online marketplace are required to successfully complete our merchant certification process, which includes verification of the merchant's trade and bank references and other information which establishes that the merchant is in good business standing. As a result of this certification, we believe that fraudulent transactions in our marketplace are minimized.

Compelling Value to Consumers and Merchants

We attract new consumers and retain existing consumers by offering low prices on high quality, brand-name products in a marketplace supported by both auction style and fixed price formats. We provide additional value to our consumers by providing timely and accurate order processing, direct fulfillment where applicable and in-house customer support. Sellers are attracted to Enable Holdings because of the large and growing number of potential buyers. The frequency of product offerings and the ability to continuously add new items allow merchants to liquidate inventory quickly to minimize the risk of price erosion. In addition, our auction style and fixed price formats allow sellers the opportunity to optimize sales value while simultaneously liquidating excess merchandise directly to a nationwide audience, without conflicting with their primary distribution channels.

Multiple Payment options

We accept all major credit cards for customer purchase.

Products and Merchandising

Since asset recovery is an unpredictable business, it is impossible to forecast product supply ahead of time. The product mix and quantity fluctuates from month-to-month but our main product categories continue to be as follows, in order of most to least volume.

- Personal Computer Products: Including items such as desktops, portable computers, computer accessories, disk drives, modems, monitors/video equipment, components, printers, scanners, digital cameras and accessories, software and home office products.

- Consumer Electronics: Including items such as home theater equipment, home audio equipment, speakers, televisions, camcorders, digital cameras, VCRs, DVD players, portable audio players and automobile audio equipment.
- Home: Including items such as appliances, vacuum cleaners, furniture, tools, luggage, furnishings, art and lawn and garden.
- Jewelry and Gifts: Including items such as rings, earrings, watches, bracelets and loose stones.
- Apparel and Accessories: Including items such as men's, women's and children's casual, fitness, and dress clothing, shoes and accessories.
- Sporting Goods and Memorabilia: Including items such as sports memorabilia and collectibles, equipment for golf, tennis, health and fitness, outdoor sports, bicycles, water sports and team sports.
- Books, Music and Videos: Including items such as books, movies, video games, DVDs and CDs.
- Collectibles: Including items such as dolls, stamps, coins, pottery, glass and figurines.

Customer Service & Support Center

Our ability to establish and maintain long term relationships with our customers and encourage repeat visits and purchases is dependent, in part, on the strength of our customer support and service operations. We have established multiple channels for communicating with our customers before and after the sale, including phone, e-mail and online support.

We currently employ a staff of in-house customer support personnel responsible for handling customer inquiries, tracking shipments, investigating and resolving problems with merchandise. Our Customer Care Center is located in Itasca, Illinois. Customer Care representatives are available for support from 8 a.m. - 6 p.m. CST Monday through Friday. In addition, our customer service representatives are trained to cross-sell complementary and ancillary products and services including extended product warranties and accessories.

Most products are covered by manufacturers' warranties or third party warranties which customers can purchase through us. We will, in specific instances, accept merchandise returns if a product is defective or does not conform to the specifications of the item sold at auction, and we work with our customers to resolve complaints concerning merchandise. In addition, we have automated some of our customer service functions including providing online access to product shipping status.

Product Fulfillment and logistics

In August 2009 we began using our own distribution facility in Itasca, Illinois. Prior to August 2009, we used a third party logistics warehouse and distribution system to manage inventory.

Marketing

Our marketing strategy is aligned with our overall business goals to drive revenue and margin growth by increasing our consumer and merchant bases.

Our marketing strategy is focused primarily on four areas: (1) increasing consumer awareness of www.uBid.com and www.RedTag.com; (2) expanding and optimizing customer acquisition efforts; (3) implementing a scalable, cost-effective customer retention program; and (4) increasing the availability of qualified merchant leads for the CM Program.

- ***Increasing consumer awareness of Enable Holdings and its online properties*** **-** Enable Holdings has created a unique position in the marketplace focused on earning consumer trust. This position of "trust" is supported by our focus on business-to-consumer selling (versus consumer-to-consumer selling), our efforts to minimize fraudulent sellers by requiring all merchants participating in the CM Program to successfully complete a merchant certification process, significant investments in our customer support services, internal product warehousing and payment transaction processing and endorsements from various recognized third party security and privacy programs. We believe this "trust" positioning will continue to set us apart from our competitors and provide a meaningful difference in attracting and maintaining customers.

- ***Expanding and optimizing customer acquisition efforts*** **-** Our marketing expenditures are primarily spent on attracting traffic to our website. Potential new customers are sourced through a range of online efforts including affiliate programs, paid search listings, shopping comparison programs, online partnerships and e-mail marketing. In addition, we are also re-evaluating marketing channels such as offline direct response television and radio, in-store media, event marketing and single partnerships with key online media companies to broaden our customer demographics and drive larger incremental gains in customer acquisition.

- ***Implementing a scalable, cost-effective customer retention program*** **-** It is critical to have a program that effectively manages new customer relationships from acquisition to activation (one-time bidding/buying) to repeat purchase. We have recently increased our investment in the implementation of our customer retention management. Our efforts to date have been focused on developing programs aimed at improving bidding/buying behavior among key customer segments: 1) recent bidders 2) lapsed and long lapsed bidders, 3) inactive members (i.e., never bid), 4) registered members without a credit card on file, and 5) members without an opt-in e-mail address.

- ***Increasing the availability of qualified merchants for the CM Program*** **-** The recruiting of merchants to the CM Program has become a primary growth focus. We are marketing to prospective merchants principally through online media, including e-mail marketing and online trade media (e.g., auction industry newsletters), as well as offline through public relations and trade show events. We regularly evaluate Certified Merchants based on different metrics, including, returns, customer service inquiries and cancellations, to part with poor performing sellers and promote the ones that stand out.

Competition

Asset recovery is a growing business model, especially in the current economic conditions. We believe there are a very limited number of companies that provide a one-stop solution to all the inventory liquidation needs that we provide, in particular our unique online solutions There are companies that offer either an online liquidation marketplace or just an in-store model, but our all around solution gives us an added advantage over those companies.

We face competition from liquidators, asset recovery companies and retailers that can be divided in to two broad categories:

Online liquidators and retailers such as Overstock.com, Ecost.com, Bluefly.com, Amazon.com, Smartbargains.com and Bidz.com.

In-store liquidators such as Gordon Brothers and Hilco Trading Co.

As the market for online auction grows, we believe that companies involved in online retail, as well as traditional retailers and liquidation brokers, will increase their efforts to develop services that compete with our online services. We are unable to anticipate which other companies, such as Internet companies currently not focused on the auction market, are likely to offer services in the future that will compete with the services and products we provide.

In addition, many of our current competitors have greater brand recognition, longer operating histories, larger customer bases and significantly greater financial, marketing and other resources than we do, and may enter into strategic or commercial relationships with larger, more established and well-financed companies. Some of our competitors could enter into exclusive distribution arrangements with our vendors and deny us access to their products, devote greater resources to marketing and promotional campaigns and devote substantially more resources to their website and systems development than we do. New technologies and the continued enhancement of existing technologies also may increase competitive pressures on us. We cannot assure you that we will be able to compete successfully against current and future competitors or address increased competitive pressures. See Item 1A, "Risk Factors," starting on page 10 of this Annual Report on Form 10-K.

Information Technology Infrastructure

Availability

Our business model dictates that our online properties be available 24 hours a day, seven days a week. Our data center has a robust, responsive, resilient platform to support our growing customer base. Our technology platform is able to achieve high availability by maintaining redundant components critical to the effective functioning of the platform. We have built a cost-efficient network that is resilient. This has been achieved by designing a fully meshed network with dual network interfaces, switches, routers and load balancers. Every key data circuit that is critical to the availability of the platform has an alternate path to ensure that the websites are reachable. Our websites are connected to the Internet through redundant DS-3 circuits using AT&T as the back bone.

Scalability

The Company's growth strategy focuses on building our buyer and seller bases which will require our technology to fundamentally support large capacity levels and provide scalability. Our technology is built on a "distributed architecture model" which enables our software applications to run parallel on multiple servers. This technique allows our system to load balance the increased traffic and workload among a group of servers.

The websites support several activities such as browsing/searching for items, registration of customers, auction management tasks (e.g., opening and closing of auctions or bidding for items in a variety of formats), order processing, credit card and fraud management. The platform is able to process hundreds of thousands of transactions every day.

Security

The Company operates "trusted" online properties in which it has implemented measures to minimize buyer and seller fraud including pre-screening of all new bidders using anti-fraud detection tools. Our anti-fraud programs are continually updated to stay current with the latest evolution of online fraud tools. Additionally, all consumer sensitive data such as credit card numbers and passwords are encrypted and stored behind our secure network. We use Secure Sockets Layer and enhanced encryption algorithms to protect consumer sensitive data. The network is also protected with Intrusion Detection Systems and firewalls that allow restricted ports from the outside network.

Intellectual property

We regard our domain names and other intellectual property as critical to our success. We rely on a combination of laws and contractual restrictions with our employees, customers, suppliers, affiliates and others to establish and protect our proprietary rights. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without authorization. In addition, we cannot assure that others will not independently develop similar intellectual property. Although we are pursuing the registration of our key trademarks in the United States, some of our trade names are not eligible to receive trademark protection. In addition, effective trademark protection may not be available or may not be sought by us in every country in which our products and services are made available online, including the United States.

The uBid and RedTag service marks are registered trademarks in the United States. Our proprietary software is protected by copyright laws. The source code for our proprietary software is also protected under applicable trade secret laws. We own the copyright and other proprietary rights for our auction processing and auction management applications. We own the patent license for fixed price consignment that will allow our vendors and our merchants to create auctions with fixed pricing. We also own the patent license for search agents that will allow us to search inventory of our vendors.

From time to time, we may be subject to legal proceedings and claims regarding our intellectual property in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by us.

Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Any litigation, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could materially harm our business. See Item 1A,"Risk Factors," starting on page 10 of this Form 10-K.

Employees

As of December 31, 2009, we had 41employees. At December 31, 2008 we had 72 employees. None of our employees is represented by a labor union, and we consider our employee relations to be good. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel.

Executive officers

See the end of Part I for a discussion of our executive officers.

Item 1A. Risk Factors

(Dollars in thousands, except per share data)

Based on current and known information, we believe that the following identifies the most significant risk factors that could affect our business. However, the risks and uncertainties we face are not limited to those discussed below. There could be other unknown or unpredictable economic, business, competitive or regulatory factors, including factors that we currently believe to be immaterial, that could have material adverse effects on our financial position, liquidity, and results of operations. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in the future periods.

Risks Related to Our Company

There is substantial doubt about our ability to continue as a going concern.

Our independent public accounting firm has issued an opinion on our consolidated financial statements that states that the consolidated financial statements were prepared assuming we will continue as a going concern and further states that our recurring losses from operations, stockholders' deficit and inability to generate sufficient cash flow to meet our obligations and sustain our operations raise substantial doubt about our ability to continue as a going concern. Our plans concerning these matters are discussed in Note 20 to the accompanying audited consolidated financial statements. Our future is dependent on our ability to raise additional capital and execute those plans successfully. If we fail to do so for any reason, we would not be able to continue as a going concern.

We may need to raise additional capital to meet our business requirements in the future and such capital raising may be costly or difficult to obtain and could dilute current stockholders' ownership interests. If we are unable to secure additional financing we will not be able to continue as a going concern.

We may need additional capital, which may not be available on reasonable terms or at all. The raising of additional capital will dilute our current stockholders' ownership interests. We may need to raise additional funds through public or private debt or equity financings to meet various objectives including, but not limited to:

- maintaining enough working capital to run our business;
- pursuing growth opportunities, including more rapid expansion;
- acquiring complementary businesses;
- making capital improvements to improve our infrastructure;
- hiring qualified management and key employees;
- buying and selling inventory at profitable margins;
- responding to competitive pressures;
- complying with regulatory requirements such as licensing and registration; and
- Maintaining compliance with applicable laws.

Any additional capital raised through the sale of equity or equity backed securities may dilute current stockholders' ownership percentages and could also result in a decrease in the fair market value of our equity securities because our assets would be owned by a larger pool of outstanding equity. The terms of those securities issued by us in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect.

Furthermore, any additional debt or equity financing that we may need may not be available on terms favorable to us, or at all. If we are unable to obtain required additional capital, we may have to curtail our growth plans or cut back on existing business and, further, we may not be able to continue operating if we do not generate sufficient revenues from operations needed to stay in business.

We may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition.

Revenues in prior periods may not be indicative of our future growth.

Our revenues have fluctuated significantly in the past as a result of varying amounts of funds we have spent on advertising and inventory supply and may fluctuate significantly in the future as a result of changes made in our business over the past 12 years. These changes in our business, including changes in ownership, prevent the meaningful use of period-to-period comparisons of financial results. Accordingly, investors should not rely on past revenue as a prediction of our future growth.

We have a history of operating losses which may continue.

We have a history of losses and may continue to incur operating and net losses for the foreseeable future. We incurred a net loss of approximately $7,468 for the year ended December 31, 2009. As of December 31, 2009, our accumulated deficit was $53,741. We have not achieved profitability on an annual basis. If our revenues grow more slowly than anticipated or if operating expenses exceed expectations, then we may not be able to achieve profitability in the near future or at all, which will depress our stock price.

Our financial results fluctuate and may be difficult to forecast.

General U. S. and worldwide economic conditions have recently experienced a downturn due to slower economic activity, concerns about inflation and deflation, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns, recent international conflicts and terrorist and military activity, and the impact of natural disasters and public health emergencies. Although there are signs that this downturn in the economy is subsiding, there is still uncertainty in the economy. These conditions make it extremely difficult for our customers, our vendors and us to accurately forecast and plan future business activities, and they could cause vendors and consumers to slow spending on our products and services. We cannot predict timing, strength of duration of any economic slowdown, uncertainty or subsequent economic recovery in the U.S. or worldwide. If the economy or markets in which we operate continue at their present levels, our business, financial conditions and results of operations will likely be materially and adversely affected.

Our revenues, expenses and operating results are unpredictable. We expect that our operating results will continue to fluctuate in the future due to a number of factors, some of which are beyond our control. These factors include, but are not limited to:

- our ability to increase our brand awareness;
- our ability to attract visitors to our websites and convert those visitors into bidders, buyers and customers;
- our ability to increase our customer base;
- the amount and timing of costs relating to the expansion of our operations, including sales and marketing expenditures;
- our ability to sell products at auction at the price targets we set;
- our ability to introduce new types of merchandise, service offerings or customer services in a competitive environment;
- our ability to control our gross margins;
- technical difficulties consumers might encounter in using our websites;
- our ability to manage third party outsourced operations;
- our ability to sell our inventory in a timely manner and maintain customer satisfaction;
- delays in shipments as a result of computer systems failures, strikes or other problems with our delivery service or credit card processing providers;
- the availability and pricing of merchandise from manufacturers, suppliers and vendors;
- the amount of returns of our merchandise;
- product obsolescence and price erosion;
- consumer confidence in encrypted transactions on the Internet; and
- The effectiveness of offline advertising in generating additional traffic to our websites.

Due to all of these factors, our operating results may fall below the expectations of investors, which could cause a decline in the trading price of our stock.

Losing key personnel could affect our ability to successfully grow our business.

Our future performance depends substantially on the continued service of our senior management and other key personnel. We do not currently maintain key person life insurance. If our senior management were to resign or no longer be able to serve as our management team, it could impair our revenue growth, business and future prospects.

Our business may suffer if we do not attract and retain additional highly skilled personnel.

To meet our expected growth, we believe that our future success will depend upon our ability to hire, train and retain other highly skilled personnel. Competition for quality personnel is intense among technology and Internet-related businesses such as ours. We cannot be sure that we will be successful in hiring, assimilating or retaining the necessary personnel, and our failure to do so could cause our operating results to fall below our projected growth and profit targets.

We are a holding company that depends on cash flow from uBid.com, RedTag.com, RedTag Live, Dibu Trading Corp and Commerce Innovations, our wholly-owned subsidiaries, to meet our obligations.

We are a holding company with no material assets other than the stock of our wholly-owned subsidiaries. Accordingly, all of our operations are conducted by uBid.com, Inc., Dibu Trading Corp., RedTag.com and RedTag Live, our wholly-owned subsidiaries. We currently expect that the earnings and cash flow of our subsidiaries will primarily be retained and used in its operations, including servicing any debt obligations it may have now or in the future. Accordingly, although we do not anticipate paying any dividends in the foreseeable future, our subsidiaries may not be able to generate sufficient cash flow to distribute funds to us in order to allow us to pay future dividends on, or make any distributions with respect to our common stock.

Risks Related to Our Business

Failure to maintain satisfactory relationships with our suppliers, or the inability to obtain sufficient quantities of merchandise, could increase merchandise costs and/or availability.

We depend upon our suppliers to provide merchandise for sale through our online marketplace. The availability of merchandise can be unpredictable. Since our inception, we have sourced merchandise from over 3,600 suppliers. Merchandise purchased from Hewlett-Packard accounted for 33.2% of net revenues, during the year ended December 31, 2009. We do not have long-term supply contracts with any of our suppliers. We cannot be certain that our current suppliers will continue to sell or otherwise provide merchandise for sale on our online properties. We also cannot be certain that we will be able to establish new supplier relationships that ensure merchandise will be available for sale on our online properties.

A limited number of our suppliers' process and ship merchandise directly to our customers. We have limited control over their shipping procedures, and factors beyond our control could delay shipments by these suppliers. Most merchandise we sell carries a warranty supplied either by the manufacturer or the supplier. We could be compelled to accept returns from customers without receiving reimbursements from the suppliers or manufacturers if they do not honor their warranties. If we are unable to develop and maintain satisfactory relationships with suppliers on acceptable commercial terms, if we are unable to obtain sufficient quantities of merchandise, if the quality of service provided by these suppliers falls below a satisfactory standard or if our level of returns exceeds our expectations, this could significantly harm our business.

Our operating results, financial condition and cash flows may be adversely impacted by the affect the current global economic crisis and uncertainty has on our customers.

The current economic crisis has severely impacted banks and other lenders, limiting the ability of many individuals and businesses to access credit markets. As a result of the credit crisis and the overall decline in the economy, our customers may choose to delay or postpone purchases of products from us until the economy strengthens and this may affect our operating results and financial condition.

The current capital and credit market conditions may adversely affect our access to capital, cost of capital and business operations.

The general economic and capital market conditions in the U.S. have deteriorated significantly, remain uncertain, and have adversely affected businesses access to capital as well as an increased cost of such capital. If the current economic conditions in the U.S. continue to be uncertain or become worse, our cost of debt and equity capital and the access to capital markets could be adversely affected.

If one or more states successfully assert that we should collect sales or other taxes on the sale of our merchandise or the merchandise of third parties that we offer for sale on our website, our business could be harmed.

We have not collected nor do we currently collect sales or other similar taxes for physical shipments of goods into states other than Illinois. One or more local, state or foreign jurisdictions may seek to impose sales tax collection obligations on us and other out-of-state companies that engage in online commerce. Our business could be harmed if one or more states or any foreign country successfully asserts that it should collect sales or other taxes on the sale of our merchandise.

We may not be successful in developing brand awareness, and the failure to do so could significantly harm our business and financial condition.

We believe that the importance of brand recognition will increase as more companies engage in commerce over the Internet. Development and awareness of our brand will depend largely on our ability to increase our customer base. If suppliers do not perceive us as an effective marketing and sales channel for their merchandise, or if consumers do not perceive us as offering an entertaining and efficient way to purchase merchandise, we may be unsuccessful in promoting and maintaining our brand. To attract and retain customers and promote our brand, we expect to continue to increase our marketing and advertising budgets. Failure to successfully promote our brand in a cost effective manner or achieve a leading position in Internet commerce could significantly reduce the revenues we are able to generate from our operations.

Our failure to remain competitive may significantly hinder our growth.

The electronic commerce marketplace is rapidly evolving and intensely competitive, and we expect competition to intensify in the future. We compete with a variety of other companies based on the type of merchandise and the sales format they offer to customers. These competitors include, but are not limited to:

- Various online websites such as eBay.com, Amazon.com and Bidz.com.
- A number of e-commerce companies focused primarily on excess and overstock products with fixed price format, including Amazon.com, Overstock.com, Shopping.com, eCost.com, BlueFly.com and SmartBargains.com.
- A variety of offline auction companies that offer similar merchandise to that available in our marketplace supply.
- Merchants that have their own direct distribution channels for excess inventory or refurbished products.
- Companies with substantial customer bases in the computer and peripherals catalog business, including CDW Computer Centers, PC Connection and PC Mall, some of which already sell online or may devote more resources to e-commerce in the future.

Some of our current and potential competitors have established or may establish cooperative relationships among themselves or directly with suppliers to obtain exclusive or semi-exclusive sources of merchandise. In addition, there has been consolidation in the industry, which may continue in the future. Accordingly, new competitors or alliances among competitors and suppliers may emerge and rapidly acquire market share. Further, manufacturers may elect to sell their products directly. Increased competition is likely to reduce our operating margins, cause us to lose market share and/or diminish the value of our brand. The occurrence of any of these events could significantly harm our business.

Many of our current competitors have significantly greater financial, marketing, customer support, technical and other resources than we have. As a result, these competitors may be able to secure merchandise from suppliers on more favorable terms than we are able to. They may also be able to respond more quickly to changes in customer preferences or devote greater resources to developing and promoting their merchandise. We cannot ensure that we will be able to successfully compete against current and future competitors. Our failure to operate competitively in the marketplace could reduce the amount of revenue we are able to generate in the future.

Our inability to adequately protect our proprietary technology could adversely affect our business.

Our proprietary technology is one of the keys to our performance and ability to remain competitive. We rely on a combination of trademark, copyright and trade secret laws to establish and protect our proprietary rights. We also use technical measures, confidentiality agreements and non-compete agreements to protect our proprietary rights. Our uBid and RedTag service marks are registered in the United States. However, we may not be able to secure significant protection for our service marks or trademarks. Our competitors or others could adopt product or service names similar to "uBid" or "RedTag" or our other service marks or trademarks. Any of these actions by others might impede our ability to build brand identity and could lead to customer confusion. Our inability to protect our service mark or trademarks adequately could adversely affect our business and financial condition, and the value of our brand name and other intangible assets.

We rely on copyright laws to protect our proprietary software and trade secret laws to protect the source code for our proprietary software. We generally enter into agreements with our employees and consultants and limit access to and distribution of our software, documentation and other proprietary information. The steps we take to protect our proprietary information may not prevent misappropriation of our technology, and the agreements we enter into for that purpose might not be enforceable. A third party might obtain and use our software or other proprietary information without authorization or develop similar software independently. It is difficult for us to police the unauthorized use of our technology, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other transmitted data. The laws of other countries may not provide us with adequate or effective protection of our intellectual property.

We may infringe on third party intellectual property rights and could become involved in costly intellectual property litigation.

Other parties claiming infringement by our software or other aspects of our business could sue us. We are not currently involved in any suit that would have a material effect on our business. However, any future claims, with or without merit, could impair our business and financial condition because they could:

- result in significant litigation costs;
- divert the attention of management;
- divert resources; or
- Require us to enter into royalty and licensing agreements that may not be available on terms acceptable to us or at all.

In the future, we may also file lawsuits to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. Litigation over these issues, whether successful or unsuccessful, could result in substantial costs and diversion of resources, which could reduce our profitability.

If the products that we offer do not reflect our customers' tastes and preferences, our revenues and profit margins could decrease.

Our success depends in part on our ability to offer products and services that reflect consumers' tastes and preferences. Consumers' tastes are subject to frequent, significant and sometimes unpredictable changes. Because the products that we sell typically consist of manufacturers' and retailers' excess inventory, we have limited control over the specific products that we offer for sale. If the merchandise we offer for sale fails to satisfy customers' tastes or respond to changes in customer preferences, our sales could suffer and we could be required to mark down unsold inventory which could depress profit margins. In addition, any failure to offer products and services in line with customers' preferences could allow competitors to gain market share, which could harm our business, results of operations and financial condition.

Our growth and future success depends on our ability to generate traffic to our websites and we may not be able to effectively do so.

Our ability to sell products on our online and offline sales channels depends substantially on our ability to attract traffic to our websites. We expect that our sales and marketing expenses, including advertising expenditures, will increase as we attempt to generate increased traffic to our websites. If we are unable to generate traffic to our websites cost effectively, or if our efforts to promote our auctions using both online and offline media are not successful, our growth and business prospects may be substantially limited.

We depend to some extent on relationships with other online companies through which we place our advertising and expect that our dependence on these relationships will increase in the future. These relationships include:

- portal arrangements and agreements for anchor tenancy on other companies' websites;
- sponsorships;
- promotional placements;
- banner advertisements; and
- Other online advertising including paid searches.

Generally, these arrangements have terms for up to three years, are not exclusive, do not provide for guaranteed renewal, and may be terminated by us without cause. The risks created by our dependence on these relationships include the following:

- competitors may purchase exclusive rights to attractive space on one or more key websites;
- our online partners might be unable to deliver a sufficient number of customer visits or impressions;
- significant spending on these relationships may not increase our revenues in the time periods we expect or at all;
- our online partners could compete with us for limited online auction revenues; and
- Space on websites may increase in price or cease to be available to us on reasonable terms or at all.

If other online companies terminate any of our arrangements, or if we fail to continue to acquire similar arrangements in the future, this could materially reduce the amount of revenue we are able to generate from our operations.

Our cash recovery solutions may subject us to risks of decreased or negative gross margins.

We currently purchase considerable amount of merchandise to be sold on our online properties, and in doing so assume the inventory and price risks of this merchandise. These risks are especially significant because most of the merchandise we sell is subject to rapid technological change, obsolescence and price erosion. Because we rely heavily on purchased inventory, our success will depend on our ability to sell such inventory rapidly through our websites. We also rely heavily on the ability of our staff to purchase inventory at attractive prices relative to resale value and our ability to manage customer returns and the shrinkage resulting from theft, loss and incorrect recording of inventory.

Due to the inherently unpredictable nature of the auction style format, it is impossible for us to determine with certainty whether any item will sell for more than the price we pay for it. Further, because minimum opening bid prices for the merchandise listed on our websites generally are lower than the acquisition costs for the merchandise, we cannot be certain that we will achieve positive gross margins on any given sale. If we are unable to liquidate our purchased inventory rapidly, if our staff fails to purchase inventory at attractive prices relative to resale value at auction, or if we fail to predict with accuracy the resale prices for our purchased merchandise, we may have to sell our inventory at a discount or at a loss. This could negatively impact our revenues and profitability.

We rely on third parties to maintain our critical systems and, if these third parties fail to perform their services adequately, we could experience disruptions in our operations.

We rely on a number of third parties, including our Internet hosting facility and telephone company, for Internet and telecommunications access, credit card processing and software services. We have limited control over these third parties and no long-term relationships with any of them. For example, we do not own a gateway onto the Internet. From time to time, we have experienced temporary interruptions in our website connection and our telecommunications access. Slow Internet transmissions or prolonged interruptions in our website connection or telecommunications access could materially harm our business.

We and our certified merchants use UPS, Federal Express and USPS delivery services for substantially all of our products. Should any of these third party service providers be unable to deliver our products for a sustained period because of a strike or other reason, we may not be able to engage other suitable service providers on a timely basis, or upon favorable terms, which could harm our business. In addition, Enable and our certified merchants could experience delays in shipment due to computer systems failures or other problems related to third party service providers. Delays in shipment could reduce the volume of orders that we are able to fulfill, increase our delivery costs or cause customer dissatisfaction with our business.

Our internally developed software depends on operating systems, database and server software that was developed and produced by and licensed from third parties. We have, from time to time, discovered errors and defects in the software from these third parties and we rely to some extent on these third parties to correct errors and defects in a timely manner. If we are unable to develop and maintain satisfactory relationships with these third parties on acceptable commercial terms, or if the quality of products and services provided by these third parties falls below a satisfactory standard, we could experience disruptions in our ability to operate our business.

Increases in credit card processing fees could increase our costs.

Our merchant bank processor, Visa, MasterCard, American Express, Discover Card, and Bill-Me-Later could increase the processing and interchange fees that they charge for transactions using their cards or service. Increases in processing and interchange fees may result in increased operating costs and reduced profit margin. Our merchant bank processor could require reserve deposits to process our transactions. The requirement of deposits could impact our liquidity.

Our business may suffer from capacity constraints or system interruptions.

A key element of our strategy is to generate a high volume of traffic to our websites. Our revenues depend substantially on the number of customers who use our websites to purchase merchandise. Accordingly, the satisfactory performance, reliability and availability of our websites, transaction-processing systems, network infrastructure and delivery and shipping systems are critical to our operating results, as well as to our reputation and ability to attract and retain customers and maintain adequate inventory and customer service levels.

Periodically, we have experienced minor systems interruptions, including Internet disruptions, which we believe may continue to occur from time to time. Any systems interruptions, including Internet disruptions that make our websites inaccessible or reduce our order fulfillment performance, would reduce the volume of goods we are able to sell, which could harm our business. We are continually enhancing and expanding our transaction processing systems, network infrastructure, delivery and shipping systems and other technologies to accommodate a substantial increase in the volume of traffic on our websites. We cannot assure you that we will be successful in these efforts or that we will be able to project accurately the rate or timing of increases, if any, in the use of our websites or timely expand and upgrade our systems and infrastructure to accommodate these increases. We cannot assure you that our network or our suppliers' networks will be able to timely achieve or maintain a sufficiently high capacity of data transmission, especially if our website traffic increases. If we fail to achieve or maintain our capabilities for high capacity data transmission, consumer demand for our services could decline, negatively impacting our revenues from operations.

We may not be able to sustain or grow our business unless we keep up with rapid technology changes.

The Internet and electronic commerce industries are characterized by:

- rapidly changing technology;
- evolving industry standards and practices that could render our websites and proprietary technology obsolete;
- changes in consumer demands; and
- Frequent introductions of new services or products that embody new technologies.

Our future performance will depend, in part, on our ability to develop, license or acquire leading technologies, enhance our existing services and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. Developing websites and other proprietary technology involves significant technical and business risks. We also cannot assure you that we will be able to successfully use new technologies or adapt our websites and proprietary technology to emerging industry standards. We may not be able to remain competitive or sustain growth if we do not adapt to changing market conditions or customer requirements.

We may suffer disruption in our business because of changes in our systems, facilities and fulfillment activities.

We believe that our success is dependent in large part upon our ability to provide prompt and efficient service to our customers. Any failure of our information management systems or distribution capabilities could impair our ability to receive and process customer orders and ship products on a timely basis.

We expect to upgrade our software and hardware systems on a continuing basis. The transition to, or upgrading of, our hardware and software systems could result in delays, failures or execution difficulties that could impair our ability to receive and process orders and ship products in a timely manner.

Our insurance coverage may not be adequate to compensate for all losses that may occur because of any future service interruptions. Our servers are vulnerable to computer viruses, physical or electronic break-ins, attempts by third parties to overload our systems and similar disruptive problems. Any of these problems could cause interruptions, delays, loss of data or cessation in service to our users.

Technological or other assaults on our service could harm our business.

We are vulnerable to coordinated attempts to overload our systems with data, resulting in denial or reduction of service to some or all of our users for a period. The occurrence of any such event could reduce our revenue.

The listing or sale of pirated, counterfeit or illegal items by third parties may harm our business and reputation.

We may be unable to prevent third parties from listing unlawful goods, and we may be subject to allegations of civil or criminal liability for unlawful activities carried out by third parties through our website. In the future, we may find it necessary to implement additional measures to protect further against the potential liabilities that could require us to spend substantial resources and/or to reduce revenues by discontinuing certain service offerings. Any costs incurred because of liability or asserted liability relating to the sale of unlawful goods or the unlawful sale of goods could harm our revenues, business, prospects, financial condition and results of operations. Negative publicity generated because of the foregoing could damage our reputation, harm our business and diminish the value of the uBid brand name.

We may be liable if third parties misappropriate our customers' personal information.

If third parties are able to penetrate our network security or otherwise misappropriate our customers' personal information or credit card information, or if we give third parties improper access to our customers' personal information or credit card information, we could be subject to liability. This liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. This liability could also include claims for other misuse of personal information, including unauthorized marketing purposes. These claims could result in litigation. Liability for misappropriation of this information could adversely affect our business. In addition, the Federal Trade Commission and state agencies have been investigating various Internet companies regarding their use of personal information. We could incur additional expenses from the introduction of new regulations regarding the use of personal information or from government agencies investigating our privacy practices.

We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as customer credit card numbers. We cannot assure you that advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will not result in a compromise or breach of the algorithms that we use to protect customer transaction data. If any such compromise of our security were to occur, it could harm our reputation, business, prospects, financial condition and results of operations. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. We cannot assure you that our security measures will prevent security breaches or that failure to prevent such security breaches will not harm our business, prospects, financial condition and results of operations.

We may be subject to product liability claims that could be costly and time consuming.

We sell products manufactured by third parties, some of which may be defective. If any product that we sell were to cause physical injury or injury to property, the injured party or parties could bring claims against us as the retailer of the product. Our insurance coverage may not be adequate to cover every possible claim asserted.

Credit card fraud could adversely affect our business.

We do not carry insurance against the risk of credit card fraud, so the failure to control adequately fraudulent credit card transactions could reduce our net revenues and gross margin. We have implemented technology to help us detect the fraudulent use of credit card information. However, we may in the future suffer losses because of orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders. Under current credit card practices, we may be liable for fraudulent credit card transactions because we do not obtain a cardholder's signature. If we are unable to detect or control credit card fraud, our liability for these transactions could increase our cost of doing business and reduce our profitability.

Risks Related to our Industry

We may not be able to attract traditional consumers of goods at reasonable costs.

In countries such as the U.S., where online commerce has generally been available for some time, acquiring new users for our services may be more difficult and costly than it has been in the past. To expand our user base, we must appeal to and acquire consumers who historically have used traditional means of commerce to purchase goods. If these consumers prove to be less active than our earlier users, and we are unable to gain efficiencies in our operating costs, including the cost of acquiring new customers, this could impact our profitability.

Anything that causes our website users to spend less time on their computers, including seasonal factors and national events, may impact profitability.

Anything that diverts users of our websites from their customary level of usage could adversely affect our business. Geopolitical events such as war, the threat of war or terrorist activity, and natural disasters such as hurricanes or earthquakes all could adversely affect our profitability. Similarly, our results of operations historically have varied seasonally because many of our users reduce their activities on our website with the onset of good weather during the summer months, and on and around national holidays.

Increasing governmental regulation of the Internet could harm our business.

We are subject to the same federal, state and local laws as other companies conducting business on the Internet. Today there are relatively few laws specifically directed towards conducting business on the Internet. However, due to the increasing popularity and use of the Internet, many laws and regulations relating to the Internet are being debated at the state and federal levels. These laws and regulations could cover issues such as user privacy, freedom of expression, pricing, fraud, quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth and development of Internet commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business over the Internet. New laws or regulations may decrease the growth of the Internet, which, in turn, could decrease the demand for our Internet auctions and increase our cost of doing business. The applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, auction regulation, sales tax, libel and personal privacy is uncertain and may take years to resolve.

Applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy could also harm our business. For example, United States and foreign laws regulate our ability to use customer information and to develop, buy and sell mailing lists. The vast majorities of these laws were adopted before the advent of the Internet, and do not contemplate or address the unique issues raised by the Internet. The courts are only beginning to interpret those laws that do reference the Internet, such as the Digital Millennium Copyright Act and the CAN-SPAM Act of 2003, and their applicability and reach are therefore uncertain. These current and future laws and regulations could harm our business, results of operation and financial condition.

In addition, several telecommunications carriers have requested that the Federal Communications Commission regulate telecommunications over the Internet. Due to the increasing use of the Internet and the burden it has placed on the current telecommunications infrastructure, telephone carriers have requested the FCC to regulate Internet service providers and impose access fees on those providers. If the FCC imposes access fees, the costs of using the Internet could increase dramatically which could result in the reduced use of the Internet as a medium for commerce and have a material adverse effect on our Internet business operations.

Because our service is available over the Internet and because we sell merchandise to consumers residing in multiple states, we could be required to qualify to do business as a foreign corporation in each state in which our services are available. We are qualified to do business in Illinois and our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for the failure to qualify. Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could increase our costs of doing business.

Current and future laws could affect our auctions business.

Many states and other jurisdictions have regulations governing the conduct of traditional "auctions" and the liability of traditional "auctioneers" in conducting auctions. These types of regulations may become applicable to online auction sites. We are aware that several states and some foreign jurisdictions have attempted to impose such regulations on other companies operating online auction sites or on the users of those sites. In addition, some states have laws or regulations that do expressly apply to online auction site services. We may incur costs in complying with these laws. We may, from time to time, be required to make changes in our business that may increase our costs, reduce our revenues, and cause us to prohibit the listing of some items in certain locations, or make other changes that may adversely affect our auctions business.

Laws or regulations relating to privacy and data protection may adversely affect the growth of our Internet business or marketing efforts.

We are subject to increasing regulation at the federal, state and international levels relating to privacy and the use of personal user information. For example, we are subject to various telemarketing laws that regulate the manner in which we may solicit future suppliers and customers. Such regulations, along with increased governmental or private enforcement, may increase the cost of growing our business. In addition, several states have proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has adopted regulations regarding the collection and use of personal identifying information obtained from children under 13. Bills proposed in Congress would extend online privacy protections to adults. Moreover, proposed legislation in this country and existing laws in foreign countries require companies to establish procedures to notify users of privacy and security policies, obtain consent from users for collection and use of personal information, and/or provide users with the ability to access, correct and delete personal information stored by the company. We could become a party to a similar enforcement proceeding. These data protection regulations and enforcement efforts may restrict our ability to collect demographic and personal information from users, which could be costly or harm our marketing efforts.

More individuals are using non-PC devices to access the Internet and versions of our service developed or optimized for these devices may not gain widespread adoption by users of such devices.

The number of individuals who access the Internet through devices other than a personal computer, such as personal digital assistants, mobile telephones and television set-top devices has increased dramatically. We originally designed our services for rich, graphical environments such as those available on desktop and laptop computers. The lower resolution, functionality and memory associated with alternative devices may make the use of our services through such devices difficult, and the versions of our service developed for these devices may not be compelling to users of alternative devices. As we have limited experience to date in operating versions of our service developed or optimized for users of alternative devices, it is difficult to predict the problems we may encounter in doing so, and we may need to devote significant resources to the creation, support and maintenance of such versions. If we are unable to attract and retain a substantial number of alternative device users to our online services, we may fail to capture a sufficient share of an increasingly important portion of the market for online services.

Risks Related to Our Common Stock

There has been no established trading market for our common stock, which could impair the value of our investors' investments and our business.

There has been no established trading market for our common stock. The lack of an active market may impair the ability to sell shares at the time investors wish to sell them or at a price considered to be reasonable. The lack of an active market may also reduce the fair market value of the shares. An inactive market may also impair our ability to raise capital by selling shares of capital stock and may impair our ability to acquire other companies or technologies by using our common stock as consideration.

Investors may have difficulty trading and obtaining quotations for our common stock, which could impair their investments and our business.

Our common stock is currently quoted on the NASD's OTC bulletin board and had its first trade since it was approved for quotation on January 4, 2006. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations of the price of, shares of our common stock. The lack of an established trading market severely limits the liquidity of our common stock, and could depress the market price of our common stock and limit our ability to raise additional capital.

Securities analysts may not initiate coverage or continue to cover our common stock and this may have a negative impact on its market price.

The trading market for our common stock will depend on the research and reports that securities analysts publish about us and our business. We do not have any control over these analysts. There is no guarantee that securities analysts will cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect its market price. If we are covered by securities analysts, and our stock is downgraded, our stock price would likely decline. If one or more of these analysts ceases to cover us or fails to publish regular reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Our Certificate of Incorporation, Bylaws and the Delaware General Corporation Law contains anti-takeover provisions, which could discourage or prevent a takeover even if an acquisition would be beneficial to our stockholders.

Several provisions of our Certificate of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent our change in control even if that change in control would be beneficial to our stockholders. For example, only one-third of the members of the board of directors will be elected at each annual meeting of stockholders, which will make it more difficult for a potential acquirer to change our management, even after acquiring a majority of our common stock. These provisions, which cannot be amended without the approval of two-thirds of the holders of shares of common stock, could diminish the opportunities for a holder of common stock to participate in tender offers, including tender offers at a price above the then-current market value of our common stock. We are also afforded the protections of Section 203 of the Delaware General Corporation Law. Section 203 could delay or prevent a change in control of the Company or could impede a merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company.

Item 2. Properties

Our principal administrative, call center, engineering, merchandising and distribution facilities total approximately 48,000 square feet and are located in Itasca, Illinois. We currently lease the facility for $16,000 per month. The lease expires in May 2014.

Item 3. Legal Proceedings

From time to time we may be named in claims arising in the ordinary course of business. Currently, no legal proceedings or claims are pending against us or involve us that, in the opinion of our management, could reasonably be expected to have a material adverse effect on our business or financial condition.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of the Company's security holders during the quarter ended December 31, 2009.

EXECUTIVE OFFICERS

The following table sets forth our executive officers, their ages and position(s) as of December 31, 2009:

Name	Age	Position
Patrick L. Neville	63	Chief Executive Officer
Timothy E. Takesue	41	EVP, Account Management
Miguel A. Martinez, Jr.	54	Chief Financial Officer and Secretary
Amy Powers	33	Vice President, Technology

Patrick L Neville was appointed as the Company's Chief Executive Officer as of March 1, 2010. Mr. Neville is a proven leader who has developed, re-engineered and rolled out many successful business concepts. From 1997 to 2008, Mr. Neville was President, Chief Executive Officer and Vice Chairman of Beautyfirst/Purebeauty of Wichita, Kansas. At Beautyfirst/Purebeauty, Mr. Neville spear-headed strategic planning and had management responsibility for approximately 2,200 employees, operating more than 120 stores, across the United States, with annual sales exceeding $120,000,000. He successfully oversaw the sale of Beautyfirst/Purebeauty. Since 2008, Mr. Neville has been the President and Chief Executive Officer of Paradigm Advisory Group LLC in Wichita, Kansas. Paradigm provides advisory services with emphasis on crisis management, CEO coaching and restructurings of E-commerce, wholesale, retail and manufacturing companies ranging from start-ups to those with revenues exceeding $500,000,000. Mr. Neville has also served as a member of the Board of Directors, speaker and consultant to the Chicago Apparel Center, Men's Retail Association, National Retail Federation, L.B.A. National Buying Group, is currently serving on the Board of Directors of the International Salon Spa Business Network and is an Accredited Associate of the European based Institute for Independent Business.

Timothy E. Takesue has over 21 years of experience in various capacities involving product sourcing, retail management and marketing, mail order product sourcing, merchandising, direct selling product sourcing, and e-commerce. On December 29, 2005, Mr. Takesue was named Executive Vice President, Account Management. In 1997, Mr. Takesue joined uBid, Inc. as a member of the original management team of officers. During his tenure with uBid, Inc., he has served in various positions including vice president of merchandising, senior vice president of merchandising and sales, interim CEO and acting chief marketing officer. Mr. Takesue became Executive Vice President, Account Management in April 2003. Mr. Takesue was a part of the officer team that led uBid, Inc. in the 1998 IPO, 1999 secondary offering, and subsequent sale in 2000 to CMGI and purchase from CMGI in 2003. Mr. Takesue attended Wayne State University in Detroit, Michigan.

Miguel A. Martinez, Jr. was named Chief Financial Officer in January 2008, prior to that he was Vice President of Finance of uBid.com Holdings, Inc. He has served as Vice President of Finance of uBid, Inc. since February 2005. He was appointed as Secretary of uBid.com Holdings, Inc. in January 2006. Mr. Martinez brings over 20 years of financial management experience to uBid. Before joining uBid, from March of 1999 to November 2004, Mr. Martinez was senior vice president and chief financial officer with Hartford Computer Group, a leading PC manufacturer, distributor and Service Company. Mr. Martinez is a certified public accountant and received a BBA degree from Loyola University in Chicago, Illinois.

Amy Powers is the Company's Vice President of Technology and Commerce, and is responsible for directing strategic and tactical technology and commerce planning for the enterprise. She was appointed Vice President of Technology and Commerce in March 2010. Ms. Powers previously served as the Company's Development Manager. Prior to joining the Company in 2003, Ms. Powers worked as an independent contractor largely in the retail sector as a developer. She holds an Applied Information Technology degree from Information Technology Institute, Halifax, Nova Scotia and a B. S. degree from Dalhousie University.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

PRICE RANGE OF COMMON STOCK

As of March 23, 2010, there were approximately 277 holders of record of shares of our common stock.

On December 31, 2009, the last reported sales price of our shares on the OTC bulletin board was $0.17. During the first quarter of 2009 through February 28, 2010, the high sales price of our common stock was $0.89 and the low sales price was $0.10.

	2009		2008	
	High	Low	High	Low
First Quarter	$ 0.50	$ 0.20	$ 1.15	$ 0.51
Second Quarter	$ 0.89	$ 0.20	$ 2.34	$ 0.56
Third Quarter	$ 0.76	$ 0.31	$ 3.25	$ 0.75
Fourth Quarter	$ 0.50	$ 0.17	$ 0.85	$ 0.20

DIVIDEND POLICY

We have never declared or paid dividends. We intend to retain earnings, if any, to support the development of the business and therefore, do not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including current financial condition, operating results and current and anticipated cash needs. Our board of directors has the authority to issue preferred stock and to fix dividend rights that may have preference to common shares.

RECENT SALES OF UNREGISTERED SECURITIES

As of December 31, 2009 there were 2,497,205 shares of preferred stock issued which are convertible into 166,905,691 shares of common stock. For a discussion of recent sales of unregistered securities, (see Note 3. Merger and Private Offerings, in the Notes to Consolidated Financial Statements beginning on page 55).

Item 6. ***Selected Financial Data***

The selected financial data of the Company should be read in conjunction with the Condensed Consolidated Financial Statements and related notes included in this report.

Enable Holdings, Inc and Subsidiaries
Selected Yearly Financial Data
(Dollars in Thousands, except per share amounts)

	Year Ended December 31,				
Consolidated Income Statement Data:	2009	2008	2007	2006	2005
Net Revenues	$ 18,128	$ 31,579	$ 43,061	$ 66,559	$ 84,592
Cost of Revenues	13,696	26,992	33,333	56,421	73,062
Gross Profit	4,432	4,587	9,728	10,138	11,530
Operating Expenses					
General and administrative	11,329	15,805	13,255	12,973	13,045
Sales and marketing	906	2,820	3,753	4,987	4,996
Total operating expenses	12,235	18,625	17,008	17,960	18,041
Loss From Operations	(7,803)	(14,038)	(7,280)	(7,822)	(6,511)
Interest (Expense) Income, net	(2,219)	(1,978)	179	267	(2,538)
Miscellaneous (Expense) Income	(183)	(24)	60	-	-
Gain on debt Restructuring	2,737	-	-	-	-
Net Loss	(7,468)	(16,040)	(7,041)	(7,555)	(9,049)
Preferred Stock Dividends	-	-	-	-	(1,216)
Net Loss available to Common Shareholders	$ (7,468)	$ (16,040)	$ (7,041)	$ (7,555)	$ (10,265)
Net Loss per share - Basic and Diluted	$ (0.38)	$ (0.87)	$ (0.37)	$ (0.37)	$ (3.88)
Weighted Average Shares - Basic and Diluted	19,546,183	18,492,477	18,864,777	20,260,689	2,643,936

Consolidated Balance Sheet Data:	2009	2008	2007	2006	2005
Total current assets	$ 2,392	$ 4,039	$ 14,499	$ 22,052	$ 36,120
Total assets	4,931	6,384	15,331	23,578	36,644
Total current liabilities, excluding debt	9,712	7,290	4,479	3,843	9,652
Long-term debt, including current maturities	1,904	-	-	-	410
Redeemable Common Stock [1]	-	-	-	-	12,000
Total shareholders equity (deficit)	(6,685)	(906)	10,852	19,735	14,582

[1] Represents 2,666,668 shares of common stock subject to redemption after the merger with Cape Coastal Trading Corporation and the first private offering. Such shares were redeemed in February 2006.

Enable Holdings, Inc and Subsidiaries
Selected Quarterly Financial Data
(Dollars in Thousands, except per share amounts)

	(Dollars in Thousands, except per share data)							
	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008
Net Revenues	$ 2,615	$ 7,441	$ 2,979	$ 5,094	$ 7,095	$ 8,917	$ 8,426	$ 7,141
Cost of Revenues	2,007	5,891	1,934	3,865	6,183	8,428	7,112	5,269
Gross Profit	608	1,550	1,045	1,229	912	489	1,314	1,872
Operating Expenses:								
General and administrative	2,327	3,278	2,857	2,867	4,717	3,916	3,418	3,753
Sales and marketing	120	198	293	295	467	1,059	799	495
Total operating expenses	2,447	3,476	3,150	3,162	5,184	4,975	4,217	4,248
Loss from operations	(1,839)	(1,926)	(2,105)	(1,933)	(4,272)	(4,486)	(2,903)	(2,376)
Interest (Expense) Income, net	(288)	(702)	(537)	(692)	(1,697)	(199)	(74)	(9)
Miscellaneous (Loss) Income	(19)	262	(378)	(48)	(24)	-	-	-
Gain on Restructure	2,737	-	-	-	-	-	-	-
Net Loss	$ 591	$ (2,366)	$ (3,020)	$ (2,673)	$ (5,993)	$ (4,685)	$ (2,977)	$ (2,385)
Basic and Diluted Net Loss per	$ 0.03	$ (0.12)	$ (0.16)	$ (0.14)	$ (0.33)	$ (0.25)	$ (0.16)	$ (0.13)
Weighted Average Shares-Basic	19,726,678	19,482,722	19,358,722	18,986,678	18,802,142	18,638,678	18,325,786	18,197,783

Unaudited quarterly data above should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." This information has been derived from our unaudited consolidated financial statements that, in our opinion, reflect all recurring adjustments necessary to fairly present our financial information when read in conjunction with our Consolidated Financial Statements and Notes. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

You should read the following Management's Discussion and Analysis of Financial Condition and Results of Operations together with our consolidated financial statements and notes to those consolidated financial statements included elsewhere in this Annual Report. This discussion contains forward-looking statements that are based on our management's current expectations, estimates and projections about our business and operations. Our actual results may differ from those currently anticipated and expressed in such forward-looking statements. The terms "Enable Holdings" "we," "us," and "our," refer to Enable Holdings, Inc. and our subsidiaries.

Overview

We operate leading online websites located at www.uBid.com and www.RedTag.com, respectively. The two websites offer high quality excess, new, overstock, close-out, recertified and limited supply brand name merchandise to both consumers and businesses using auction style and fixed price formats. We offer consumers a trustworthy buying environment in which we continually monitor and certify activity to minimize the potential for fraud by certifying all merchants and processing 100% of all transactions between buyers and sellers. Our online properties offer brand-name merchandise from over 200 product categories including computer products, consumer electronics, apparel, house wares, watches, jewelry, travel, sporting goods, home improvement products and collectibles.

Our current business model provides value for consumers, manufacturers, distributors, retailers and other approved third party merchants. Consumers shop in a trustworthy and secure online environment and have the opportunity to bid their own prices on popular, brand-name products realizing product savings of generally 20% to 80% off retail prices. Our online properties provide merchants with an efficient and economical distribution channel for maximizing revenue on their merchandise. Merchants can monetize overstock and close-out inventory, expand their customer base and increase sales without compromising existing distribution channels.

Our business model currently consists of three distinct business channels: Certified Merchant (CM), Managed Supply and Cash Recovery.

We sell merchandise through the CM Program channel by allowing prescreened third party merchants to sell their product through our online marketplace to consumers and business. On this merchandise, we do not take title and therefore do not bear the related inventory risk. In the CM Program, we are the primary obligor to whom payment is due, but we bear no inventory or returns risk, so we record only our commission as revenue. Through the Managed Supply channel, we sell inventory that is consigned to us. The inventory is either stored at our warehouse or at the sellers'. We purchase merchandise outright in the Cash Recovery channel and sell to consumers and businesses. On this merchandise, we bear the inventory, return and credit risk. The full sales amount is recorded as revenue upon verification of the credit card transaction and shipment of the merchandise. In all instances where the credit card authorization has been received but merchandise has not been shipped, we defer revenue recognition until the merchandise is shipped.

Our online properties are available 24 hours a day; seven days a week and we currently offer over 200,000 items each day. Since the first offer of product in December 1997, our marketplace has facilitated over $1 billion in net revenues and has registered over five million members.

We conduct live liquidation events at various times throughout the year. Live sales are conducted over a short period of time (usually a week) and all the merchandise is sold locally.

The Company began changing its business model to an asset recovery solution in the first quarter of 2008 and continued implementing those changes through the end of 2009. The seven proprietary selling solutions within the five operating divisions are:

- **uBid.com**: Our flagship website, which has operated for 12 years. The website allows merchants to sell excess inventory and allows consumers to buy products in an auction price format.
- **RedTag.com**: Our fixed price internet site offers name brand merchandise with a low shipping and handling fee of only $1.95.
- **RedTag Live**: Our live liquidation group, dedicated to selling through the traditional in-store sales and live liquidation sales.

- **Dibu Trading Co.:** A wholesale inventory liquidation company dedicated to Business-to-Business solutions, providing manufacturers and distributors the ability to sell large quantities of excess inventory. For example, when a retailer needs to liquidate a large quantity of inventory, they contact us to find a buyer that will buy the entire inventory in a single transaction. Our B2B experience allows us to present deals to multiple interested buyers to achieve the most profitable transaction.

- **Commerce Innovations:** A software service company which licenses auction software to third party companies. Companies, businesses and governments can use our platform to sell excess furniture, appliances, autos, and other surplus. This allows them to utilize a trusted platform while reducing live auction costs, as well as an efficient way to reach a wider target audience.

The Company's financial results for the twelve months ended December 31, 2009 have been negatively impacted by the planned change in the business model and the severe global economic downturn. We have made major changes to our traditional operations as we transition to the new business model.

The transition from an auction marketplace to an asset solutions company also required that operationally we improve the efficiency of our platform to enhance the user experience. The Company significantly decreased the number of listings, eliminating the unprofitable listings, while migrating fixed price listings to the RedTag platform based on the new business model. The reduction in the number of unprofitable listings improved our auction success rate and provides efficiencies to both buyers and sellers on our platform.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, net revenues and expenses, as well as the disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of our assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates, and we include any revisions to our estimates in our results for the period in which the actual amounts become known.

Our management considers an accounting estimate to be critical if it requires assumptions to be made that were uncertain at the time the estimate was made or changes in the estimate or different estimates that could have been selected that could have a material impact on our results of operations or financial condition.

We believe the critical accounting policies described below affect the more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

The Company's business model currently consists of three distinct business channels: Certified Merchant (CM), Managed Supply and Cash Recovery. The Company sells merchandise through the CM Program channel by allowing prescreened third party merchants to sell their product through our online marketplace to consumers and business. On this merchandise, the Company does not take title and therefore does not bear the related inventory risk. In the CM Program, the Company is the primary obligor to whom payment is due, but it bears no inventory or returns risk, so the Company records only its commission as revenue. Through the Managed Supply channel, the Company sells inventory that is consigned to it. The inventory is either stored at the Company's warehouse or at the sellers'. The Company purchases merchandise outright in the Cash Recovery channel and sells to consumers and businesses. On this merchandise, the Company bears the inventory, return and credit risk. The full sales amount is recorded as revenue upon verification of the credit card transaction and shipment of the merchandise. In all instances where the credit card authorization has been received but merchandise has not been shipped, the Company defers revenue recognition until the merchandise is shipped.

Sales are reported net of estimated returns and allowances which we estimate based upon recent historical information such as return rates experience. Management also considers any other current information and trends in making estimates. If actual sales return and allowances are greater than estimated by management, additional expenses may be incurred.

Allowance for Doubtful Accounts Receivable

We maintain an allowance for doubtful accounts receivable based upon estimates of future collection. We extend credit to our business customers based upon an evaluation of each business customer's financial condition and credit history, and generally do not require collateral. Our business customers' financial conditions and credit and payment histories are evaluated in determining the adequacy of our allowance for doubtful accounts. If estimated allowances for uncollectible accounts subsequently prove insufficient, additional allowance may be required.

Reserve for Inventory Obsolescence

We maintain allowances for the valuation of inventory by estimating the obsolete or unmarketable inventory based on the difference between inventory cost and market value determined by general market conditions, nature, age and type of each product. If the inventory reserve subsequently proves insufficient, additional inventory write-downs may be required, which are recorded as an increase in cost of revenues.

Long Lived Assets

We test certain long-lived assets or groups of assets for recoverability whenever events or changes in circumstances indicate that we may not be able to recover the assets' carrying amount. When events or changes in circumstances dictate an impairment review of a long-lived asset or group, we will evaluate recoverability by determining whether the undiscounted cash flows expected to result from the use and eventual disposition of that asset or group cover the carrying value at the evaluation date. If the undiscounted cash flows are not sufficient to cover the carrying value, we will measure any impairment loss as the excess of the carrying amount of the long-lived asset or group over its fair value (generally determined by a discounted cash flows model or independent appraisals).

Stock Based Compensation

The Company's 2005 Equity Incentive Plan ("2005 Equity Incentive Plan") is an equity-based compensation plan in-place to provide incentives, and to attract, motivate and retain the highest qualified employees, directors, consultants and other third party service providers. The 2005 Equity Incentive Plan enables the board to provide equity-based incentives through grants or awards of stock options and restricted stock (collectively, "Incentive Awards") to present and future employees, consultants, directors, and other third party service providers.

A total of up to 10,500,000 shares of common stock have been reserved for issuance under the 2005 Equity Incentive Plan. If an Incentive Award granted pursuant to the 2005 Equity Incentive Plan expires, terminates, expires and is unexercised or is forfeited, or if any shares are surrendered to the Company in connection with an Incentive Award, the shares subject to such award and the surrendered shares will become available for future awards under the 2005 Equity Incentive Plan. Options generally vest over a period of four years and have a ten year contractual life.

Effective January 1, 2006, the Company adopted ASC Topic 718, "Stock- Based Compensation". This pronouncement requires companies to measure the cost of employee service received in exchange for a share based award (stock options and restricted stock) based on the fair value of the award. The Company has elected to use the "modified prospective" transition method for stock options granted prior to January 1, 2006, but for which the vesting period is not complete. Under this transition method, the Company accounts for such awards on a prospective basis, with expense being recognized in its statement of operations beginning in the first quarter of 2006 and continuing over the remaining requisite service period based on the estimated grant date fair value. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award which is generally the option vesting term of four years.

Income Taxes

We account for income taxes under the liability method, under which we recognize deferred income taxes by applying enacted statutory tax rates applicable to future years to differences between the tax bases and financial reporting amounts of our existing assets and liabilities and net operating loss carry forwards. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance against our deferred tax assets. In making this assessment, we are required to consider all available positive and negative evidence to determine whether, based on such evidence, it is more likely than not that some portion or all of our net deferred assets will be realized in future periods.

Executive Commentary

Our management believes that the most important financial and non-financial measures that track our progress include sales, website traffic, total average order value, gross margin, customer acquisition costs, advertising expense, personnel costs, and fulfillment costs.

***Key Business Metrics*:** We periodically review key business metrics to evaluate the effectiveness of our operational strategies and the financial performance of our business. These key metrics include the following:

(Auctions in these metrics refer to auctions and fixed price listings)

Gross Merchandise Sales (GMS): Gross Merchandise Sales differ from GAAP revenue in that gross bookings represents the gross sales price of goods sold by us (including sales through our CM Program) before returns, sales discounts, and cancellations.

Number of Orders: This represents the total number of orders shipped in a specified period. We analyze the number of orders by category to evaluate the effectiveness of our merchandising and advertising strategies as well as to monitor our inventory management.

Average Order Value: Average order value is the ratio of gross sales divided by the number of orders shipped within a given time period. We analyze average order value by category primarily to manage costs and other operating expenses.

Visitors to Bidder %: The percentage of visitors that bid on an auction item. We use this as a measure of the effectiveness of advertising.

Auctions Closed: A closed auction is an auction that has ended because it reached the scheduled closing time for that auction. Auctions closed include both successful auctions and auctions with no bids.

Auction Success Rate: The percentage of closed auctions that were successful and received at least one bid.

	2009				2008			
uBid.com	**Quarter 4**	**Quarter 3**	**Quarter 2**	**Quarter 1**	**Quarter 4**	**Quarter 3**	**Quarter 2**	**Quarter 1**
GMS (in thousands)	$ 4,103	$ 5,113	$ 9,555	$ 11,821	$ 12,374	$ 14,385	$ 17,117	$ 16,671
Number of Orders (in thousands)	43	52	70	81	94	95	97	95
Average Order Value	$ 95	$ 98	$ 137	$ 145	$ 131	$ 152	$ 176	$ 175
Visitors to Bidders %	2.5%	1.8%	3.3%	3.1%	2.9%	3.3%	3.6%	4.1%
Auctions Closed (in thousands)	367	371	373	377	383	215	181	455
Auction Success Rate	9.1%	10.0%	13.0%	14.4%	15.0%	26.6%	30.9%	12.9%
RedTag.com[1]								
GMS (in thousands)	$ 288	$ 386	$ 140	$ 143	$474	$304	-	-
Number of Orders (in thousands)	3	3	2	2	5	3	-	-
Average Order Value	$ 86	$ 122	$ 88	$ 83	$ 96	$ 119	-	-
Visitors to Bidders %	17.0%	10.4%	3.5%	9.6%	30.2%	15.1%	-	-

[1]RedTag.com was first launched in August 2008

Segment Information and Financial Comparison

During the first quarter of 2008, Enable Holdings commenced efforts to change its business model. Concurrent with this change, we reorganized the segments based on the business units. Each segment provides a combination of seller solutions for sellers to efficiently liquidate their inventory. The seller solutions offered by the Company are: Certified Merchant (CM), Managed Supply and Cash Recovery. Each of the business segments, except commerce innovations, can offer the three seller solutions. The five business segments are listed below:

1. **uBid.com:** Our flagship website, which has operated for 12 years. The website allows merchants to sell excess inventory and allows consumers to buy products in an auction price format.

2. **RedTag.com:** Our fixed price internet site offers name brand merchandise with a low shipping and handling fee of only $1.95.

3. **RedTag Live:** Our live liquidation group, dedicated to selling through the traditional in-store sales and live liquidation sales.

4. **Dibu Trading Company:** A wholesale inventory liquidation company dedicated to Business-to-Business solutions, providing manufacturers and distributors the ability to sell large quantities of excess inventory. For example, when a retailer needs to liquidate a large quantity of inventory, they contact us to find a buyer that will buy the entire inventory in a single transaction. Our B2B experience allows us to present deals to multiple interested buyers to achieve the most profitable transaction.

5. **Commerce Innovations:** A software service company which licenses auction software to third party companies. Companies, businesses and governments can use our platform to sell excess furniture, appliances, autos, and other surplus. This allows them to utilize a trusted platform while reducing live auction costs, as well as an efficient way to reach a wider target audience.

The revenue and gross profit breakdown of the Company based on the segments after the transition is as follows:

Net Revenue	(Dollars in Thousands) Year Ended December 31, 2009	2008	2007
uBid.com[1]	$ 6,737	$ 18,624	$ 37,803
RedTag.com	815	632	-
RedTag LIVE	5,485	2,999	-
Dibu Trading Co.	5,091	9,324	5,258
Commerce Innovations	-	-	-
Total	$ 18,128	$ 31,579	$ 43,061
Gross Profit (Loss)			
uBid.com[1]	$ 2,842	$ 4,283	$ 9,136
RedTag.com	116	96	-
RedTag LIVE	973	514	-
Dibu Trading Co.	501	(306)	592
Commerce Innovations	-	-	-
Total	$ 4,432	$ 4,587	$ 9,728
Gross Profit %			
uBid.com[1]	42.2%	23.0%	24.2%
RedTag.com	14.2%	15.2%	-
RedTag LIVE	17.7%	17.1%	-
Dibu Trading Co.	9.8%	-3.3%	11.3%
Commerce Innovations	-	-	-
Total	24.4%	14.5%	22.6%

[1] uBid.com Net Revenue and Gross profit includes $0, $21 and $58 related to Bidville.com and $62, $192 and $1,077 related to advertising revenues, for 2009, 2008 and 2007, respectively.
Bidville.com was an intangible asset bought in 2006 and fully amortized in 2008. See *purchased intangible assets* in the notes to the financial statements. Advertising revenues were eliminated during 2008.

Comparison of year ended December 31, 2009 and 2008
(Dollars in thousands, except per share data and average order value)

During the first quarter of 2008, the Company initiated the transition of our business model from a marketplace seller to an asset recovery company. The transition required us to significantly increase investment in certain business areas resulting in an increased net loss in 2008. During 2008, the Company incurred costs of $4,184 in the transitioning. The planned investment in our new business model required us to utilize available cash and revert to borrowing on our credit facility to fund operations. Due to increasing losses in the third quarter of 2008 we were no longer able to meet the minimum availability requirements on our existing credit facility. Further impacting us was the broader economic conditions in 2008 when the U.S. and worldwide economies experienced a severe downturn. Uncertainty in credit markets negatively impacted the Company's borrowing and capital raising ability and employment uncertainty negatively affected consumer spending, leading to declines in revenues and margins.

As part of the transition from a seller marketplace to an asset recovery company during 2008, the Company implemented a new ERP system which will allow us to enter international markets and increase our operational capabilities. The approximate software and implementation cost of the new ERP system was $1,700. In addition, to expand into diverse channels, we developed a private auction platform and a fixed price platform. The cost related to each was $458 and $119, respectively. The related personnel expense to implement the two projects was approximately $288.

As the Company transitioned its business model, it incurred additional expenses related to business development and investor relations of $504 and $140, respectively. We also introduced a new business unit– RedTag Live, which facilitates in-store sales and live events. The operating losses related to the RedTag Live business unit in 2008 was $1,194.

To facilitate the above changes the Company increased its staffing levels. The number of employees at the end of 2007 was 79 employees and reached peak levels in August of 2008 of 106 employees (including temporary workforce). We ended 2008 with a staffing level of 72 employees.

In the first quarter of 2009, the Company continued its efforts to finalize the business model changes that were substantially completed in 2008. In order to realize the benefit of all the changes contemplated additional capital was required.

During 2009, multiple efforts were initiated to raise sufficient working capital to execute the Company's revised business plan through the fully implemented new business model and to repay the short term 90-day bridge loan entered into in the fourth quarter of 2008 subsequently extended several times through August, 2009. The capital raising efforts were not completed until February, 2010.

The 2009 results were adversely impacted by the extended period required to raise additional capital. The lack of sufficient capital impacted the Company's ability to purchase inventory for sale; to continue the expense structure to support the new business model; and to timely pay its certified merchants resulting in a significant decline in merchandise postings effecting operations and generating losses. Negotiations with the certified merchants were undertaken and for the most part, successfully completed with the majority of the certified merchants agreeing to partially settle outstanding balances and establish extended payment terms. Other major vendors discontinued payment terms requiring the Company to pay in advance for its purchases, which advance payments were limited by the available working capital. For the most part, all vendors have agreed to payment plans but continue to require advance payments for new purchases. Additional downsizing measures were instituted as capital pressures mounted including a 31% headcount reduction in addition to salary and benefit reductions. The Company also consolidated its operations into one combined multi-use facility and reduced real estate costs and other operating expenses by over 70%.

In the fourth quarter of 2009 the Company's Chief Executive Officer resigned his position effective December 22, 2009 and following an extensive search, the Company appointed a new Chief Executive Officer to the position effective March 1, 2010.

In the fourth quarter of 2009 the Company received commitments to purchase 1,700,000 shares of preferred stock for $3,750, increasing $500 to $4,250 in the first quarter of 2010, from accredited investors, many of which had invested in the previous bridge loan and convertible debentures. The proceeds were used to pay the October 9, 2009 loan, restructure the bridge loan, convertible debenture, pay creditors and fund operations.

Revenue

- Web Properties - consist of uBid.com and RedTag.com

Revenues for our two web properties decreased $11,704 or 60.8% compared to 2008. The decrease is explained as follows:

Orders for both the Cash Recovery and the Certified Merchant channels decreased 93% and 31%, respectively from the prior year. In addition to the decrease in the number of orders, the average order value for the Cash Recovery channel decreased $43 or18.4% per order. The Certified Merchant channel also experienced an average order value decline of $25 or 17.5% per order.

The Cash Recovery and Certified Merchant channels were negatively impacted by the Company's cash position as well as the overall economic climate. The Company's lack of cash and open credit terms impacted the Company's ability to purchase merchandise to offer this solution to its customers. The Company's delayed payments to its Certified Merchants impacted their volumes. Certified Merchants slowed down their posting of products due to the delays in receiving payments. The decline in the Company's cash position was primarily due to expenditures in conjunction with the change in the business model in 2008 as well as continued operating losses during 2009.

The advertising revenue in 2009 was $62 compared to $192 in 2008. The company continued with the strategic decision to eliminate advertising revenue to increase the customer retention rate on our websites.

Traffic to the web properties decreased by 3.4 million visitors or 14.9%, primarily due to the decrease in advertising spends. The number of auctions and items for sale at fixed prices increased by 269,000 or 21.4% as unprofitable categories and sellers continued to be eliminated. While auctions and items increased, the number of successful auctions declined by 50,532 or 23.8%.

- Off Line Sales Channels - consists of Dibu Trading Co. and RedTag Live

Dibu Trading revenues decreased $4,233 or 45.4% compared to the same period of the prior year. During 2009 revenues declined as our lack of ability to purchase inventory due to cash and credit limitations negatively impacted sales.

Red Tag Live revenues increased $2,486 or 82.9% compared to the same period of the prior year. Red Tag Live held two (2) physical liquidation sales in Florida during 2009. Red Tag Live previously operated a small outlet store in Port Charlotte, Florida which was closed down in January, 2009.

Gross Profit

- Web Properties - consists of uBid.com and RedTag.com

Gross profit decreased $1,421 or 32.5% on a decrease in net revenue volume of 60.8%. The gross profit percentage increased 19.2% from 23.0% to 42.2% at December 31, 2008 and 2009, respectively. The gross profit percentage increased as the Certified Merchant program represented a larger percentage of the gross profit compared to the same period of the prior year.

During 2009 as cash availability decreased we were unable to purchase merchandise to offer a cash recovery solution to sellers, resulting in an inability to procure product to generate revenues.

- Off Line Sales Channels - consists of Dibu Trading Co. and RedTag Live

Dibu Trading gross profit for the year was $501 or 9.8% compared to a loss of $306 or 3.3% in the prior period. During the third and fourth quarters of the prior year we accepted lower selling prices to expedite sales in an effort to generate cash, resulting in negative gross profits incurred on certain sales.

RedTag Live gross profit for the year was $973 and the gross profit percentage was 17.7% compared to $514 or 17.1% in the prior period. The 2009 gross profit increased compared to the prior period due to larger scale live liquidation events conducted in 2009.

Expenses

Sales, general and administrative ("SG&A") expenses consist primarily of sales and marketing expenses, including online marketing activities, order fulfillment and other costs, such as personnel, rent, common area maintenance, depreciation, credit card processing charges, bad debt expenditures, legal and accounting fees as follows.

SG&A expenses for the year ended 2009 were $12,235, a decrease of $6,390 compared to the year ended 2008.

General & Administrative (G&A) expense decreased $6,390 to $12,235 primarily in the following areas:

- Stock based compensation expense, a noncash charge decreased by $1,091. During the prior period the issuance of approximately 45 million warrants in conjunction with the October 2008 90-day bridge loan triggered a change of control provision. The change of control provision required the vesting of approximately 62% of the employee options and all of the outstanding shares of restricted stock. The accelerated vesting resulted in an additional expense in 2008 of $1,006. During 2009, the restructure triggered a change of control provision accelerating vesting on employee options issued during the current period. The incremental expense relating to the 2009 accelerated vesting was $400.
- RedTag Live, which was launched as a major operation in 2008, had expenses of $1,708 in 2008 compared to $850 in 2009. The RedTag Live expenses primarily consisted of salary, facility and advertising revenues for our facility and live events held in Florida. The outlet store in Port Charlotte, Florida was closed down in January, 2009.
- Salary and benefit expenses decreased $1,674 or 26.9% due to headcount and salary reductions. Employee staffing levels decreased from 72 full-time employees at the end of 2008 to 41 at the end of 2009.
- Consulting and outside services decreased by $461 as contracts were favorably renegotiated and nonessential services were eliminated.
- Warehouse and facility expenses decreased $269 in 2009 compared to 2008. During 2009 the Company consolidated its corporate office, distribution center and customer service center into a single multi-use facility.
- Bad debt expense decreased $199 or 98.5% in 2009 compared to the same period of the prior year.

The decreases in the G&A expense above were partially offset by:

- Increase of $641 in legal, audit, insurance and regulatory fees in 2009 compared to 2008. The increase in 2009 was primarily attributable to expenses incurred on capital raising and warrants issued for investor relations services.
- Increase in depreciation & amortization expense of $47, which was primarily due to the placing in service of implemented software.

Sales and Marketing decreased primarily as a result of lower advertising expense from $2,820 to $906 as we continued to eliminate less effective marketing programs. The cost to acquire a bidder or buyer decreased $0.83 or 32.2% to $1.75 per bidder during the year ended December 31, 2009 compared to $2.58 per bidder in 2008.

Credit card processing fees decreased $987 or 66.8% in 2009 compared to 2008 primarily due to decreased sales volume.

Other Expense

Net interest expense was $2,219 for the year ended December 31, 2009 versus net interest expense of $1,978 for the year ended December 31, 2008. The increase in interest expense is a result of the bridge loan and convertible debenture and the amortization of the related warrants. The interest expense related to the bridge loan and convertible debenture warrants was $1,036. Interest expense incurred was $402 and $114 on the bridge loan and convertible debenture, respectively. In addition, interest expense of $306 was incurred on inventory financing. A gain on the debt restructuring of $2,737 was recorded in 2009.

Net Loss

The Company experienced a net loss of $7,468 or $0.38 per share for the year ended December 31, 2009 compared to a net loss of $16,040 or $0.87 per share for the year ended December 31, 2008. Net loss per share decreased primarily due a $6,390 reduction in SG&A and a $2,737 restructure gain. The restructuring gain was recorded for the difference between the fair market value of the preferred stock issued and the fair value of the debentures and warrants canceled in the debt restructuring.

Comparison of year ended December 31, 2008 and 2007
(Dollars in thousands, except per share data and average order value)

In the year ended December 31, 2008 a number of factors impacted the Company's financial result. During the first quarter of 2008, the Company initiated the transition of our business model from a marketplace seller to an asset recovery company.

The transition required us to significantly increase investment in certain business areas resulting in an increased net loss in 2008 compared to 2007. During 2008, the Company incurred costs of $4,184 in the transitioning. The planned investment in our new business model required us to utilize available cash and revert to borrowing on our credit facility to fund operations. Due to increasing losses in the third quarter of 2008 we were no longer able to meet the minimum availability requirements on our existing credit facility. Further impacting us was the broader economic conditions in 2008 when the U.S. and worldwide economies experienced a severe downturn. Uncertainty in credit markets negatively impacted the Company's borrowing and capital raising ability and employment uncertainty negatively affected consumer spending, leading to declines in revenues and margins.

Revenue

- Web Properties - consists of uBid.com and RedTag.com

Revenues for our two web properties decreased $18,547 or 49.1% compared to 2007. Traffic to the web properties decreased by 4.2 million visitors or 15.5%, primarily due to a 51.8% reduction in advertising spending in 2008. The numbers of orders decreased by 125,155 while the average order value decreased by $13 per order. The decrease in average order value was primarily due to the decline in the prices of consumer electronics. RedTag.com was launched in August, 2008.

- Off Line Sales Channels - consists of Dibu Trading Co. and RedTag Live

Dibu Trading and RedTag Live revenues increased $7,065 or 134.4% in 2008, compared to 2007. RedTag Live commenced operations in 2008 and generated $2,999 or 24.3% of the 2008 offline channel revenue. Dibu Trading underwent reorganization in early 2007 with no dedicated sales staff added until November, 2007.

Gross Profit

- Web Properties - consists of uBid.com and RedTag.com

Gross profit decreased $4,757 or 52.1% primarily as a result of the decrease in volume. The gross profit percentage decreased 1.2% from 24.2% to 23.0% for the year ended December 31, 2007 and 2008, respectively. Generally, overall margins fluctuate based on several factors, including product mix by our direct consumer business.

- Off Line Sales Channels - consists of Dibu Trading Co. and RedTag Live

Offline sales channel gross profit decreased $384 in 2008, compared to 2007.The Dibu Trading gross profit percentage decreased 14.6% in 2008, from 11.3% to a negative 3.3%, in 2007 and 2008, respectively. The negative gross profit in 2008 was primarily due to the liquidation of inventory to raise cash needed for operations. RedTag Live commenced operations in 2008 and contributed $514 or 147.1% of the offline sales channel 2008 gross profit.

Expenses

Total operating expenses for the year ended December 31, 2008 were $18,625, an increase of $1,617 from the year ended December 31, 2007.

Sales and marketing expenses decreased $933 to $2,820 in 2008 compared to $3,753 in 2007. During 2008 we continued to eliminate less effective marketing efforts and decreased the advertising spend by 31.2% resulting in a 16.8% reduction in visitor traffic. The cost per bidder decreased from $4.7 in the prior year to $2.58 at December 31, 2008, a 45.1% decrease.

General and administrative expenses increased by $2,550 or19.2% primarily due to a $1,324 noncash charge in stock based compensation expense as the issuance of approximately 45 million warrants triggered a change of control provision. The change of control provision caused acceleration in the vesting of employee stock options resulting in an incremental increase in stock based compensation of $1,006 in 2008. RedTag Live was launched as a major operation in 2008 and had expenses of $1,708 in 2008 compared to none in 2007.

Salary and benefit expense increased $668 as additional staff was hired to develop the web properties.

The increases in G&A expense were partially offset by:
Decreases of $607 and $188 in warehouse and facility, respectively, due to decreased revenue and inventory levels.
Decreased bad debt expense of $431 due to the expensing of a $352 uncollectible account receivable in 2007.
Decrease in depreciation and amortization expense of $346. The decrease was due to the Bidville.com intangible asset reaching full amortization in 2008.

Other Expense

Net interest expense was $1,978 for the year ended December 31, 2008 compared to net interest income of $179 for the year ended December 31, 2007. The increase in interest expense related to the bridge loan warrants, commitment fees and payments of fees to Wells Fargo.

Net Loss

The Company incurred a net loss of $16,040 or $0.87 per share for the year ended December 31, 2008 compared to a net loss of $7,041 or $0.37 per share for the year ended December 31, 2007.

Liquidity and Capital Resources
(Dollars in thousands, except per share data)

Historically, our primary sources of capital have been cash flow from operations and from private offerings of our common stock and warrants to acquire our common stock. Since 2005, we raised an aggregate of $29,500 from private offerings.

In October 2008, we obtained a $2,550, 90-day bridge loan, from accredited investors. In March 2009, we obtained $1,315 in a secured convertible debenture from accredited investors. In December 2009, we received commitments for the purchase of $3,750 in preferred stock from accredited investors of which $2,396 was received in cash before year end and $1,354 was recorded as stock subscription receivable. In February 2010, the private placement closed with further commitments for an additional $500 for a total raise of $4,250 in preferred stock from accredited investors. In February 2010, $1,854 was received in cash from these accredited investors.

Net cash used in operating activities for the years ended December 31, 2009, 2008, and 2007 was $2,545, $8,139, and $4,801, respectively. The 2009 decrease was primarily due to the operating loss which was partially offset by the cash provided by an increase in accounts payable and the decrease in merchandise inventories. The 2009 increase in accounts payable was primarily due to the negotiating of extended payment terms with several of the Company's largest vendors. The 2008 increase was primarily due to increase in net loss and accounts receivable. Partially offsetting was the cash provided by the increase in accounts payable as well as a decrease in merchandise inventories. Inventory levels and accounts payable balances fluctuate based on cash availability as well as availability of product in the market. The 2007 decrease was primarily due to decreases in accounts receivable, prepaid expenses, lower net loss and increases in accounts payable. Partially offsetting the decreases were increased cash used for inventory and accrued expenses.

During 2009 the Company's third party credit card processor required a deposit due to the Company's financial condition. The deposit was held for 25% of the daily amount of credit cards processed. The deposit totaled $800 at its highest point during 2009. The Company switched credit card processor in January 2010. The current processor is requiring a six month deposit of 5% of the credit card amount processed. The current processor and prior processor combined currently hold approximately $569 in deposits.

Net cash used in investing activities was $421, $2,092 and $180 for the years ended December 31, 2009, 2008 and 2007, respectively. The 2009 decrease is primarily attributable to the decrease in capital spending. During 2008, we purchased and began implementing a new Enterprise Resource System (ERP) from Microsoft. The system and installation costs incurred during 2008 were approximately $1,700. Several phases of the system conversion were completed during 2009. The system is expected to be fully implemented by the second quarter of 2010 and will enhance the Company's operating capabilities.

Net cash provided by financing activities was $3,885 and $2,606 for the years ended December 31, 2009 and 2008. Net cash used in financing activities was $2,080 for the year ended December 31, 2007. The cash provided in 2009 was primarily attributable to the sale of preferred stock. The cash provided in 2008 is primarily attributable to the proceeds of $2,550 related to the bridge loan (described below). The $2,080 cash used in 2007 was primarily due to the purchase of treasury stock in April 2007.

On May 9, 2006, the Company and its subsidiaries entered into a Credit and Security Agreement with Wells Fargo Bank, National Association acting through Wells Fargo Business Credit and related security agreements and other agreements described in the Credit and Security Agreement (the "Credit Agreement"). The Credit Agreement provided for advances to the Company of up to a maximum of $25,000. The amount actually available to the Company varied from time to time, depending on, among other factors, the amount of eligible inventory and the amount of eligible accounts receivable. The obligations under the Credit Agreement and all related agreements were secured by all of the Company's assets. The initial term of the Agreement was three years, expiring on April 28, 2009.

On July 25, 2008, Wells Fargo Bank notified the Company of the Company's failure to meet the minimum excess availability requirement of $3,500. Since the Company did not meet the minimum excess availability requirement as stated in the agreement, the financial covenants went into effect which required that the Company demonstrate net earnings at the levels stated in the agreement. Due to the change in the business model of the Company in 2008, it was unable to meet the covenants. On October 15, 2008, the Company paid off-the outstanding balance owed to Wells Fargo Bank terminating the Credit Agreement specified above. Pursuant to the pay-off agreement, the Company paid a forbearance agreement fee of $50 and early termination fee of $125. Wells Fargo has also released its security interest in the Company's collateral.

On July 15, 2008 the Company signed a $10,000 common stock purchase agreement with Fusion Capital Fund II, LLC, and an Illinois limited liability company ("Fusion Capital"). Concurrently with entering into the common stock purchase agreement, the Company entered into a registration rights agreement with Fusion Capital. Under the registration rights agreement, the Company agreed to file a registration statement related to the transaction with the U.S. Securities and Exchange Commission ("SEC") covering the shares that have been issued or may be issued to Fusion Capital under the common stock purchase agreement. After the SEC has declared effective the registration statement related to the transaction, as long as the Company's common stock is trading above $0.75 per share, the Company has the right over a 24-month period to sell shares of common stock to Fusion Capital from time to time in amounts ranging from $60 to $1,000, depending on certain conditions set forth in the agreement, up to an aggregate of $10,000.

In consideration for entering into the agreement, upon execution of the common stock purchase agreement the Company issued to Fusion Capital 230,074 shares of the Company's common stock as a commitment fee. The common stock purchase agreement was terminated by the Company on December 4, 2009.

During the fourth quarter of 2008, the Company received a $2,550 bridge loan provided by multiple accredited investors, a portion of which was provided by related parties (See Note 18). The bridge loan was in the form of an Unsecured Debentures and accrued interest at the rate of 18% per annum. In consideration, the investors received warrants to purchase an aggregate of 12,750,000, 25,500,000 and 3,200,000 shares of the Company's common stock at an exercise price of $0.20, $0.10 and $0.25 per share, respectively, for an aggregate of 41,450,000 shares of the Company's common stock. The warrants were exercisable immediately for a period of 5 years from the agreement date. The investors could elect to convert the accrued and unpaid interest into the common stock of the Company.

On January 16, 2009, the Company received extensions from certain accredited investors who previously made total commitments for an aggregate of $2,550 in the form of a 90-day bridge loan. The original maturity date of such loans was January 12, 2009, and the maturities were extended by an additional 90 days. The investors made such extensions pursuant to Debenture Modification and Extension Agreements which called for an extension of the loans for 90-days after their original 90-day terms. During the first quarter of 2009, the Company paid off $100 associated with the bridge loan. On April 16, 2009 and on July 16, 2009, the Company received extensions from the accredited investors through July 14, 2009 and August 14, 2009. On December 11, 2009, the Company entered into a restructuring agreement with the bridge loan secured lenders and as part of the restructuring, the bridge note holders were paid $700 in cash and received a note for $900 with interest payable at 6% annually. The interest is paid quarterly and the principal is due quarterly starting in the second year of the loan. The bridge note holders forgave all principle and interest due under the original notes and received 877,511 shares of preferred stock.

In March 2009, the Company completed a private placement offering to accredited investors. Investors purchased units, with each unit consisting of a senior convertible debenture for one share of common stock of the Company, and a warrant, depending on the date of investment, to acquire either two shares or one share of Common Stock for ten years at a purchase price of $0.25 per share. The Debentures pay interest at a rate of 12% per annum, have a term of 30 months and are convertible into the Company's common stock at any time at the option of the investor. The Company received investments in aggregate of $1,315 which were held in an escrow account until April 29, 2009. The Company used the proceeds to pay operating expenses and to fulfill immediate inventory requirements. Of the $1,315 proceeds received, $25 was used for legal expenses while $60 was paid to the brokers who assisted with the offering. On December 11, 2009, the Company entered into a restructuring agreement with the secured debenture holders and as part of the restructuring the secured debenture holders received interest due under the 12% debenture and a note for $821 which bears interest at an annual rate of 6%. The note and accrued interest are due at the end of 24 months. The secured debenture holders also received 119,694 shares of preferred stock and forgave previously issued debt.

On October 9, 2009, the Company received total commitments for a $500 loan in the form of 2009 Convertible Promissory Notes provided from a group of accredited investors. The Company repaid the Investors the loan in full on December 2, 2009, in a timely manner pursuant to the terms of such Loan.

Due to the worldwide economic downturn, the Company continues to experience difficulty raising capital to finance ongoing operations. The difficulty in raising capital during this severe economic downturn was compounded by the fact that the Company's largest shareholder, The Petters Group Worldwide and in particular Thomas J. Petters, was the subject of a Federal investigation. Although the Company is not controlled by the neither Petters Group Worldwide, nor does Thomas J. Petters have any control over the Company's management or day to day operations, the investigation negatively impacted the Company's financing efforts. Mr. Petters was convicted of 20 counts of mail and wire fraud in December of 2009.

In the fourth quarter of 2009 the Company received commitments to purchase 1,700,000 shares of preferred for $3,750 from accredited investors many of which had invested in the previous bridge loan and convertible debentures. The Company raised an additional $500 during the first quarter of 2010. These proceeds were used to pay the October 9, 2009 $500 loan, to restructure the bridge loan and convertible debenture, pay the $700 owed to the bridge loan holders, pay down vendor balances and to fund operations.

As a result of the tightening credit market (including uncertainties with respect to financial institutions and the global credit markets), other macro-economic challenges currently affecting the economy of the United States and other parts of the world, customers or vendors may experience serious cash flow problems and as a result, may modify, delay or cancel plans to purchase the Company's products and vendors may significantly and quickly increase their prices or reduce their output.

Throughout 2009 negotiations with vendors were undertaken and for the most part successfully completed with all creditors to partially settle outstanding balances and or establish extended payment terms.

Despite the debt restructuring and preferred stock issuance, there is no assurance that the Company's cash flows will be sufficient to meet cash requirements. As a result of these conditions, there exists substantial doubt about our ability to continue as a going concern. Our continued operations are contingent on our ability to be successful in increasing revenue, raising additional capital and securing adequate financing and there is no assurance that we will be successful in these efforts, therefore there is substantial doubt as to our ability to have sufficient cash to meet our operating requirements and continue as a going concern. The accompanying consolidated financial statements do not reflect adjustments relating to the recoverability and classification of assets or liabilities that might result from the outcome of these uncertainties.

Contractual Obligations

As of December 31, 2009, our contractual obligations consisted of the $2,795 long term loan and operating leases.

The operating lease consists of base rent for our combined corporate office and distribution facility. Under the lease we also pay additional rent for our proportionate share of real estate taxes and other operating expenses.

Minimum payments for long-term debt and operating leases are as follows:

Year	Loans	Leases	Total Amount
2010	$ -	$ 194	$ 194
2011	832	210	1,042
2012	1,072	222	1,294
2013	-	228	228
2014	-	37	37
Total	$ 1,904	$ 891	$ 2,795

Off-Balance Sheet Arrangements

As of December 31, 2009 and 2008, we had no off-balance sheet arrangements as defined in Item 303(a) (4) of Regulation S-K, promulgated by the SEC.

Inflation

Inflation has not had a material impact upon operating results, and we do not expect it to have such an impact in the near future. There can be no assurances, however, that our business will not be adversely affected by inflation.

Recent Pronouncements

In June 2009, the FASB Accounting Standards Codification (Codification) was issued. The Codification is the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The implementation of this standard did not have a material impact on our financial position and results of operations.

In September 2006, the FASB issued guidance that was codified in Topic 820, "Fair Value Measurements and Disclosure," of the ASC which established a common definition for fair value, established a framework for measuring fair value, and expanded disclosure about such fair value measurements. In January 2008, the FASB delayed the effective date of this standard by one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The adoption of this standard for these nonfinancial assets and liabilities in the first quarter of 2009 did not have a material impact on the Company's consolidated results of operations or financial condition.

In April 2008, the FASB issued guidance that was codified in Topic 350, "Intangibles — Goodwill and Other," of the ASC which amended the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. This guidance was effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of this guidance in the first quarter of 2009 did not have a material impact on the Company's consolidated results of operations or financial condition.

In May 2009, the FASB issued guidance that was codified in Topic 855, "Subsequent Events" of the ASC which established principles and disclosure requirements for subsequent events, which are defined as events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance was effective for financial statements issued for interim and annual periods ending after June 15, 2009. The adoption of this guidance in the second quarter of 2009 did not have a material impact on the Company's consolidated results of operations or financial condition.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05 ("ASU 2009-05"), an update to Topic 820, "Fair Value Measurements and Disclosures." This update provides amendments to reduce potential ambiguity in financial reporting when measuring the fair value of liabilities. Among other provisions, this update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following valuation techniques: (1) a valuation technique that uses the quoted market price of an identical liability or similar liabilities when traded as assets; or (2) another valuation technique that is consistent with the principles of Topic 820. This guidance became effective in the first reporting period after issuance, which for the Company was the fourth quarter of 2009. The adoption of this guidance did not have a material impact on the Company's consolidated results of operations or financial condition.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06 ("ASU 2010-06"), "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements." ASU 2010-06 requires reporting entities to make new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuances, and settlements on gross basis in the reconciliation of Level 3 fair value measurements. ASU 2010-06 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. The adoption of ASU 2010-06 is not expected to have a material impact on the Company's consolidated results of operations or financial condition.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

We currently have no exposure to risks associated with foreign currency exchange rates. It is our policy not to enter into derivative financial instruments. Accordingly, we do not believe that changes in interest or currency rates will have a material effect on our liquidity, financial condition or results of operations.

Item 8. ***Financial Statements and Supplementary Data***

See Item 15 (a)

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

As of the date of this report, we have no disagreements with our current accountants.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures. The Company maintains disclosure controls and procedures (as defined in Rules 13a-15 (e) and 15d-15 (e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to ensure that information required to be disclosed in its reports filed or submitted under the Exchange Act is processed, recorded, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this report (the "Evaluation Date"). Based on this evaluation, our principal executive officer and principal financial officer concluded as of the Evaluation Date that our disclosure controls and procedures were effective at the reasonable assurance level such that the information relating to the Company, including our consolidated subsidiaries, required to be disclosed in our Securities and Exchange Commission ("SEC") reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to the Company's management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's report on internal control over financial reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our evaluation under the framework Internal Control Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

This report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the SEC that permit the company to provide only management's report in this annual report.

Internal Control over Financial Reporting. There have been no changes in our internal control over financial reporting identified in the evaluation that occurred during our fourth quarter of fiscal year 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

The following table sets forth our executive officers and directors, their ages and position(s):

Name	Age	Position
Patrick L Neville	63	President, Chief Executive Officer and Director
Timothy E. Takesue	41	EVP, Account Management
Miguel A. Martinez, Jr.	55	Chief Financial Officer and Secretary
Amy Powers	34	Vice President, Technology
Steven Sjoblad	60	Chairman of the Board
Casey L. Gunnell	62	Director
Kenneth J Roering	67	Director
Donald Miller	69	Director
Jeffry Parell	53	Director

Our directors hold office until the earlier of their death, resignation or removal or until their successors have been qualified. Because our Certificate of Incorporation calls for a staggered board, the terms of half of the current directors will expire at our annual meeting in 2010. On February 13, 2007, Steven Sjoblad was appointed Chairman to the Board of Directors by the existing directors. Officers serve at the discretion of the Board of Directors.

Patrick L. Neville was appointed as the Company's Chief Executive Officer as of March 1, 2010. Mr. Neville is a proven leader who has developed, re-engineered and rolled out many successful business concepts. From 1997 to 2008, Mr. Neville was President, Chief Executive Officer and Vice Chairman of Beautyfirst/Purebeauty of Wichita, Kansas. At Beautyfirst/Purebeauty, Mr. Neville spear-headed strategic planning and had management responsibility for approximately 2,200 employees, operating more than 120 stores, across the United States, with annual sales exceeding $120,000,000. He successfully oversaw the sale of Beautyfirst/Purebeauty. Since 2008, Mr. Neville has been the President and Chief Executive Officer of Paradigm Advisory Group LLC in Wichita, Kansas. Paradigm provides advisory services with emphasis on crisis management, CEO coaching and restructurings of E-commerce, wholesale, retail and manufacturing companies ranging from start-ups to those with revenues exceeding $500,000,000. Mr. Neville has also served as a member of the Board of Directors, speaker and consultant to the Chicago Apparel Center, Men's Retail Association, National Retail Federation, L.B.A. National Buying Group, is currently serving on the Board of Directors of the International Salon Spa Business Network and is an Accredited Associate of the European based Institute for Independent Business.

Timothy E. Takesue has over 21 years of experience in various capacities involving product sourcing, retail management and marketing, mail order product sourcing, merchandising, direct selling product sourcing, and e-commerce. On December 29, 2005, Mr. Takesue was named Executive Vice President, Merchandising. In 1997, Mr. Takesue joined uBid, Inc. as a member of the original management team of officers. During his tenure with uBid, Inc., he has served in various positions including vice president of merchandising, senior vice president of merchandising and sales, interim CEO and acting chief marketing officer. Mr. Takesue became Executive Vice President, Account Management in April 2003. Mr. Takesue was a part of the officer team that led uBid, Inc. in the 1998 IPO, 1999 secondary offering, and subsequent sale in 2000 to CMGI and purchase from CMGI in 2003. Mr. Takesue attended Wayne State University in Detroit, Michigan.

Miguel A. Martinez, Jr. was named Chief Financial Officer in January 2008, prior to that he was Vice President of Finance of uBid.com Holdings, Inc. He has served as Vice President of Finance of uBid, Inc. since February 2005. He was appointed as Secretary of uBid.com Holdings, Inc. in January 2006. Mr. Martinez brings over 20 years of financial management experience to uBid. Before joining uBid, from March of 1999 to November 2004, Mr. Martinez was senior vice president and chief financial officer with Hartford Computer Group, a leading PC manufacturer, distributor and service company. Mr. Martinez is a certified public accountant and received a BBA degree from Loyola University in Chicago, Illinois.

Amy Powers is the Company's Vice President of Technology, and is responsible for directing strategic and tactical technology planning for the enterprise. Ms. Powers previously served as the Company's Development Manager. Prior to joining the Company in 2003, Ms. Powers worked as an independent contractor largely in the retail sector as a developer. She holds an Applied Information Technology degree from Information Technology Institute, Halifax, Nova Scotia and a B. S. degree from Dalhousie University.

Steven Sjoblad Chairman of the Board is the CEO of Captira Analytical, a software, data and analytics firm. Mr. Sjoblad brings more than thirty five years of corporate strategy and marketing expertise to the Company. Mr. Sjoblad spent nineteen years building Fallon McElligott, one of the world's preeminent advertising agencies, where he guided global strategy. He was an original member of the firm and served as its president.

Casey L. Gunnell Director, Chairman of Audit Committee has thirty five years of broad business experience and over twenty five years in Senior Executive positions in entrepreneurial and rapid growth sales based companies. Mr. Gunnell has held pivotal operational and financial positions in startup, turnaround and mature organizations.

Dr. Kenneth J. Roering Director is currently Professor of Marketing in the Carlson School of Management of the University of Minnesota and Executive Vice President, Strategic Management, Marshall BankFirst Corp. He occupied the prestigious Pillsbury Company-Paul S. Gerot Chair in Marketing from 1983-2002. He served as Chairman of the Marketing Department at the University of Minnesota for five years and prior to that at the University of Missouri.

Donald Miller Director spent 39 years building Schwan's Enterprises from a few million in sales to a few billion with over 18,000 employees. Mr. Miller worked for Schwan's Enterprises from 1962 to 2007, primarily as CFO. He was appointed to the Board of Directors on January 1, 2008. He is currently the Chairman of the Finance Committee and a member of the Audit and Risk Committees at Schwan's Enterprises.

Jeffry Parell Director is the Senior Vice President, We Car, Enterprise Holdings, Inc.
After successful transition of the National and Alamo brands to the Enterprise Holdings company, named Senior Vice President of the new car sharing brand. Serving as the brand executive and leader in day-to-day operations.

Item 11. ***Executive Compensation***

The table below sets forth, for the 2009, 2008 and 2007 calendar years, the compensation earned by our Chief Executive Officer and the three other most highly compensated executive officers who received annual compensation in excess of $100,000. Such officers are referred to herein as our "Named Executive Officers."

This compensation discussion and analysis ("CD&A") is intended to provide information about our compensation objectives and policies for our principal executive officer, our principal financial officer and our three other most highly compensated executive officers (collectively, the "Named Executive Officers") that will place in perspective the information contained in the tables that follow this discussion. Following the CD&A is the Compensation Committee Report, compensation tables describing compensation paid in 2009, grants of plan-based awards, and outstanding equity awards held by our Named Executive Officers at fiscal year end. At the end, we have provided information concerning pension benefits and change-in-control agreements, a compensation table for our non-employee directors, and compensation committee interlock information.

Overview

The compensation payable to Messrs. Takesue, Martinez and Ms Powers for fiscal years 2009 is set forth in their employment agreements with the Company. Messrs. Takesue, Martinez and Ms. Powers are provided with the same benefits that are available to all of Enable Holdings' salaried employees, as described more fully below.

Objectives of Compensation

The compensation for our Named Executive Officers was determined to attract and retain talented and productive executives who are motivated to protect and enhance the long-term value of the Company for its stockholders. The objective is to tie compensation to business and individual performance and to provide total compensation competitive with our peers. Our compensation levels are reviewed in light of publicly-available information on compensation paid by companies in our industry that are similar to us, taking into account our size. The Compensation Committee members of the Board of Directors (the "Committee") administer our compensation decisions. The Committee has not adopted any formal policies for allocating compensation among salaries, bonuses and equity compensation. As part of its consideration, the Committee reviews and discusses market data. The Committee may retain a compensation consultant to advise the Committee on recommended form and amount of compensation, and did retain a consultant in 2009 to assist the Company in its restructuring.

Overview of 2009 Executive Compensation

We have entered into executive employment agreements with our President and Chief Executive Officer, our Executive Vice President of Merchandising our Chief Financial Officer and our Vice President of Technology and Commerce.

Patrick L. Neville – Chief Executive Officer

On March 1, 2010, we entered into an executive employment agreement with Mr. Neville which provides for an initial annual base salary of $180,000 for the first 12 months of the agreement and thereafter the Company's Board of Directors shall review on a yearly basis and the Board shall determine if the base salary shall increase and the amount of any such increase shall be at the Board's sole discretion

Under the agreement, Mr. Neville received options to purchase up to 1,000,000 shares of common Stock under the 2005 Equity Incentive Plan, with a vesting schedule of 1/4 of the options vesting on the 12 month anniversary of the date of the grant, 1/4 of the options vesting on the 24 month anniversary of the date of grant and the remaining 1/4 on the 36 month anniversary of the date of grant and 1/4 vesting on the 48 month anniversary. The option grant is subject to stockholder approval of an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of common stock. The agreement provided that all options would vest immediately upon a change of control of the Company.

Timothy E. Takesue - Executive Vice President of Merchandising

On December 29, 2009, we entered into an executive employment agreement with Mr. Takesue which provides for an initial annual base salary of $120,000.Under the agreement, Mr. Takesue agreed to surrender all outstanding options and warrants.

Miguel A. Martinez, Jr. - Vice President Chief Financial Officer

On December 29, 2009, we entered into an executive employment agreement with Mr. Martinez which provides for an initial annual base salary of $120,000.Under the agreement, Mr. Martinez agreed to surrender all outstanding options and warrants.

Amy Powers. - Vice President Technology and Commerce

On December 29, 2009, we entered into an executive employment agreement with Ms. Powers which provides for an initial annual base salary of $120,000.Under the agreement, Ms. Powers agreed to surrender all outstanding options and warrants.

Base Salary

Base salary for Mr. Neville was approved in the employment agreement entered into in March 2010 based on his position and level of responsibility, individual performance, and market practices.

Base salary for Mr. Takesue was approved in the employment agreement entered into in December 2009 based on his position and level of responsibility, individual performance, and market practices.

Base salary for Mr. Martinez was approved in the employment agreement dated December, 2009 based on his position and level of responsibility, individual performance, and market practices.

Base salary for Ms. Powers was approved in the employment agreement dated December, 2009 based on his position and level of responsibility, individual performance, and market practices.

2005 Equity Incentive Plan

Also on December 15, 2005, our board approved and adopted the 2005 Equity Incentive Plan. The 2005 Equity Incentive Plan is an equity-based compensation plan to provide incentives to, and to attract, motivate and retain the highest qualified employees, directors, consultants and other third party service providers. The 2005 Equity Incentive Plan enables the board to provide equity-based incentives through grants or awards of stock options and restricted stock awards (collectively, "Incentive Awards") to our present and future employees, consultants, directors, and other third party service providers. At December 31, 2009 all outstanding options were canceled.

Tax and Accounting Implications

We account for the equity compensation expense for our employees and executive officers, including our Named Executive Officers, under the rules of SFAS 123(R), which requires us to estimate and record an expense for each award of equity compensation over the vesting period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussion, the Compensation Committee has concluded that the Compensation Discussion and Analysis.

Members of the Compensation Committee:
Steven Sjoblad (Chair)
Donald Miller
Jeffry Parell

Summary Compensation Table

The table below sets forth certain information regarding compensation paid during the last three fiscal years to Enable Holdings' Named Executive Officers. Named Executive Officers include persons serving as Chief Executive Officer (our principal executive officer) and Chief Financial Officer (our principal financial officer) during fiscal 2009; executive officers who were serving as of December 31, 2009, received total compensation in excess of $100,000 for fiscal 2009 and, excluding the Chief Executive Officer, were among our three most highly compensated individuals (the "Most Highly Compensated Officers"); and additional individuals who would have been included as the Most Highly Compensated Officers but for the fact they were not serving at the end of the year.

(1) The restricted stock award amounts represent the fair value amounts expensed in the respective years. See footnote 17 to the financial statements in our Annual Report on Form 10-K for the pricing assumptions used in determining the fair value of the awards.

(2) Includes $1,500 Company match for the 401(k) savings plan paid to Mr. Takesue, Mr. Martinez and Ms. Power in 2008 and 2007.

				Awards		Payouts			
	Annual Compensation					Securities		Non - Equity	
					Restricted	Underlying	Option	Incentive Plan	
Named Executive Officer				Other Annual (2)	Stock	Options/SARs	Awards	Compensation	All Other (3)
& Principal Position	Year	Salary	Bonus	Compensation ($)	Award(s) ($)	(#)	($)	($)	Compensation
Jeffrey Hoffman (1)	2009	360,500	-	-	-	-	-	-	38,000
President and Chief	2008	350,000	33,000	-	-	-	-	-	-
Executive Officer	2007	95,577	-	-	-	-	-	-	19,000
Timothy E. Takesue	2009	244,474	-	-	-	-	-	-	-
Executive Vice	2008	275,000	-	1,500	98,334	-	-	-	-
President, Merchandising	2007	274,135	-	1,500	-	-	-	-	-
Miguel A. Martinez, Jr.	2009	183,564	-	-	-	-	-	-	-
Vice President	2008	195,131	-	1,500	14,750	-	-	-	-
Chief Financial Officer	2007	165,673	-	1,500	-	-	-	-	-
Amy Powers	2009	124,895	-	-	-	-	-	-	-
Vice President,	2008	120,279	-	1,500	1,475	-	-	-	-
Technology & Commerce	2007	93,229	-	1,500	-	-	-	-	-

(1) Mr. Hoffman resigned Effective December 22, 2009
(2) Represents Company matched 401K contribution amount
(3) Represent relocation payments

Grants of Plan-Based Awards

All outstanding options were canceled effective December 31, 2009.

Outstanding Equity Awards at 2009 Fiscal Year End

There were no outstanding options at December 31, 2009. No options were exercised during the year ended December 31, 2009.

Retirement and Benefit Plans

Our Named Officers participate in the same retirement and benefit plan as all of our salaried employees.

Change-in-Control Agreements

Mr. Takesue's employment agreement provides that if Mr. Takesue is terminated by us without cause, or if Mr. Takesue terminates the agreement for good reason, including a change of control that results in the termination of Mr. Takesue's employment with us or a material adverse change in his duties and responsibilities, he will be entitled, after execution of our standard separation and release agreement, to severance payments in the amount of two months of his annual base salary at the time of such termination and all health insurance coverage for a period of 2 months following termination.

Mr. Martinez's employment agreement provides that if Mr. Martinez is terminated by us without cause, or if Mr. Martinez terminates the agreement for good reason, including a change of control that results in the termination of Mr. Martinez's employment with us or a material adverse change in his duties and responsibilities, he will be entitled, after execution of our standard separation and release agreement, to severance payments in the amount of two months of his annual base salary at the time of such termination and all health insurance coverage for a period of 2 months following termination.

Ms. Powers's employment agreement provides that if Ms. Powers is terminated by us without cause, or if Ms. Powers terminates the agreement for good reason, including a change of control that results in the termination of Ms. Powers's employment with us or a material adverse change in her duties and responsibilities, she will be entitled, after execution of our standard separation and release agreement, to severance payments in the amount of two months of her annual base salary at the time of such termination and all health insurance coverage for a period of 2 months following termination.

Named Executive Officer	Cash Severance Multiple	Continuation of medical and dental benefits (1)
Patrick L. Neville	6 Months ($90,000)	6 Months
Timothy E. Takesue	2 Months ($20,000)	2 Months
Miguel A. Martinez, Jr.	2 Months ($20,000)	2 Months
Amy Powers	2 Months ($20,000)	2 Months

(1) Effective after December 31, 2009

Compensation to Non-Employee Directors

For the fiscal year ended December 31, 2009, the Chairman of the Board, Mr. Sjoblad, received aggregate annual compensation of $13,600. As Chairman of the Board, Mr. Sjoblad has an annualized compensation of $35,000 plus additional compensation for committee memberships. Each director on the Company's Board of Directors receives annual compensation of $25,000 plus additional compensation for committee memberships for 2009 paid quarterly. The Company separately pays for attendance at regular meetings and telephonic calls. Directors receive an option to purchase 50,000 shares of common stock upon appointment to the Board. The exercise price of these options is priced on the date of the grant and the option vests over 16 equal quarterly installments. The Board fees for the last three quarters of 2009 have not been paid as of March 15, 2010.

2009 Director Compensation Table

The following table sets forth certain information regarding compensation paid to and earned by the non-employee directors who served on Enable Holding's Board of Directors during the fiscal year 2009. Messrs Miller and Parell joined the Board of Directors in March, 2010.

Director Compensation

	Fees Earned or Paid in Cash ($)	Restricted Stock Awards ($)	Options Awards	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Steve Sjoblad	$ 26,900	-	-	-	-	-	$ 26,900
Dr. Kenneth J. Roering	23,650	-	-	-	-	-	23,650
Casey L. Gunnell	24,400	-	-	-	-	-	24,400

(1) All outstanding options were canceled on December 31, 2009.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee as of the 2009 fiscal year end were Steven Sjoblad (Chair) and Dr. Kenneth J. Roering. None of the members of the Compensation Committee during fiscal 2009 is or was an officer or employee of the Company or any of its subsidiaries. During 2009, no executive officer of the Company served as a director or member of the compensation committee of any other entity which had an executive officer serving as a member of our Board or the Compensation Committee of our Board.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by Item 12 is incorporated herein by reference to the sections entitled "principal Stockholders," and Equity Compensation Plan," which appears in our definitive proxy statement for our 2010 Annual Meeting.

Item 13. ***Certain Relationships and Related Transactions and Director Independence***

The information required by Item 13 is incorporated herein by reference to the sections entitled "Corporate Governance – Independence" and "Certain Transactions and Business Relationships," which appears in our definitive proxy statement for our 2010 Annual Meeting.

Item 14. ***Principal Accountant Fees and Services***

The information required by Item 14 is incorporated herein by reference to the sections entitled "Audit Fees," which appears in our definitive proxy statement for our 2010 Annual Meeting.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(2)

Consolidated Financial Statement Schedules.

All schedules have been omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

(3)

Exhibits required by Item 601 of Regulation S-K. (Note: Management contracts and compensatory plans or arrangements are identified with a "+".)

Independent Auditors' Report

Board of Directors and stockholders
Enable Holdings, Inc.
Chicago, Illinois

We have audited the accompanying consolidated balance sheets of Enable Holdings, Inc. (the "Company") as of December 31, 2009 and 2008 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Enable Holdings, Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 20 to the financial statements, the Company has a working capital deficit, suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 20. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BDO Seidman, LLP

Chicago, Illinois March 31, 2010

ENABLE HOLDINGS, INC. and Subsidiaries
Consolidated Condensed Balance Sheets
(Dollars in Thousands, except per share data)

	December 31, 2009		December 31, 2008	
Assets				
Current Assets				
Cash and cash equivalents	$	1,018	$	99
Restricted investments		-		462
Accounts receivable, less allowance for doubtful accounts of $3 and $635, respectively		200		820
Merchandise inventories, less reserve for obsolescence of $25 and $548, respectively		433		2,274
Reserve deposit		569		-
Prepaid expenses and other current assets		172		384
Total Current Assets		2,392		4,039
Property and Equipment, net		2,337		2,143
Purchased Intangible Assets, net		202		202
Total Assets	$	4,931	$	6,384
Liabilities and Shareholders' Equity (Deficit)				
Current Liabilities				
Accounts payable	$	6,977	$	4,016
Bridge loan payable, net of discount of $987		-		1,563
Accrued expenses:				
Product cost		-		619
Other		1,458		692
Due to former Bridge Note holder		700		-
Deferred rent		42		30
Flooring facility		535		370
Total Current Liabilities		9,712		7,290
Long-term notes payable		1,904		-
Shareholders' Equity (Deficit)				
Common stock, $.001 par value (200,000,000 shares authorized as of December 31, 2009 and December 31, 2008; 19,726,678 and 18,826,678 shares issued and outstanding, respectively as of December 31, 2009 and December 31, 2008)	$	22	$	20
Preferred stock, $.002 par value (2,497,205 issued and outstanding)		5		-
Stock Subscription receivable		(1,354)		-
Treasury stock, 2,135,550 shares of common stock		(2,242)		(2,242)
Stock warrants		-		10,249
Additional paid-in-capital		50,625		39,368
Accumulated deficit		(53,741)		(48,301)
Total Shareholders' Equity (Deficit)	$	(6,685)	$	(906)
Total Liabilities and Shareholders' Equity (Deficit)	$	4,931	$	6,384

The accompanying notes are an integral part of these consolidated condensed financial statements.

ENABLE HOLDINGS, INC. and Subsidiaries
Consolidated Condensed Statement of Operations
(Dollars in Thousands, except per share data)

	Year Ended December 31,		
	2009	2008	2007
Net Revenues	$ 18,128	$ 31,579	$ 43,061
Cost of Revenues	13,696	26,992	33,333
Gross Profit	4,432	4,587	9,728
Operating Expenses			
General and administrative	11,329	15,805	13,255
Sales and marketing	906	2,820	3,753
Total operating expenses	12,235	18,625	17,008
Loss From Operations	(7,803)	(14,038)	(7,280)
Interest (Expense) Income, net	(2,219)	(1,978)	179
Miscellaneous (Expense) Income	(183)	(24)	60
Gain on debt Restructuring	2,737	-	-
Net Loss	$ (7,468)	$ (16,040)	$ (7,041)
Net Loss per share - Basic and Diluted	$ (0.38)	$ (0.87)	$ (0.37)
Weighted Average Shares - Basic and Diluted	19,546,183	18,492,477	18,864,777

The accompanying notes are an integral part of these condensed consolidated financial statements.

ENABLE HOLDINGS, INC. and Subsidiaries
Consolidated Statement of Shareholders' Equity (Deficit)
(Dollars in Thousands, except per share data)

	Common Stock		Preferred Stock		Stock	Paid-in	Treasury Stock		Subscriptions	Accumulated	
	Shares	Dollars	Shares	Dollars	Warrant	Capital	Shares	Dollars	Receivable	Deficit	Total
Balance, January 1, 2007	20,333,333	$ 20	-	$ -	$ 8,086	$ 36,848	-	$ -	$ -	$ (25,219)	$ 19,735
Stock compensation expense	-	-	-		-	400	-	-	-	-	400
Common stock and warrants repurchase	(2,135,550)	-	-		-	-	2,135,550	(2,242)	-	-	(2,242)
Net Loss	-	-	-		-	-	-	-	-	(7,041)	(7,041)
Balance, December 31, 2007	18,197,783	$ 20	-	$ -	$ 8,086	$ 37,248	2,135,550	$ (2,242)		$ (32,260)	$ 10,852
Stock compensation expense	-	-	-	-	-	1,723	-	-	-	-	1,723
Common stock issuance **(1,2,3)**	628,895	-	-	-	-	552	-	-	-	-	552
Warrant issuance **(4,5)**	-	-	-	-	2,163	(156)	-	-	-	-	2,007
Net Loss	-	-	-	-	-	-	-	-	-	(16,040)	(16,040)
Balance, December 31, 2008	18,826,678	$ 20	-	$ -	$ 10,249	$ 39,367	2,135,550	$ (2,242)	$ -	$ (48,300)	$ (906)
Cumulative effect of change in accounting principle – 1/1/2009 reclassification of equity linked financial instruments to derivative liabilities **(6)**	-	-	-	-	(7,486)	5,386	-	-	-	2,027	(73)
Stock compensation expense	-	-			-	632	-	-	-	-	632
Common stock issuance **(7)**	900,000	2	-	-	-	269	-	-	-	-	271
Warrants issued for services **(8)**	-	-	-	-	765	(68)	-	-	-	-	697
Warrants issued in conjunction with debt **(9)**	-	-	-	-	623	-	-	-	-	-	623
Preferred stock issuance **(10)**	-	-	1,500,000	3	-	3,747	-	-	(1,354)	-	2,396
Warrants surrendered **(11)**	-	-	-	-	(77)	-	-	-	-	-	(77)
Expired warrants **(12)**	-	-	-	-	(600)	600	-	-	-	-	-
Warrants cancelled in conjunction with restructure **(13)**	-	-	-	-	(3,474)	2,497	-	-	-	-	(977)
Conversion of debt to preferred stock **(13)**	-	-	997,205	2	-	(1,805)	-	-	-	-	(1,803)
Net Loss	-	-	-	-	-	-	-	-	-	(7,468)	(7,468)
Balance, December 31, 2009	19,726,678	$ 22	2,497,205	$ 5	$ -	$ 50,625	2,135,550	$ (2,242)	$ (1,354)	$ (53,741)	$ (6,685)

(1) 150,000 shares of common stock issued for the acquisition of www.redtag.com URL at $1.35/share.

(2) 230,074 shares of common stock issued as a commitment fee at $1.52/share.

(3) 248,821 shares of restricted common stock issued in exchange for previously issued stock options. 767,000 stock options were converted into a total of 255,657 shares of restricted common stock, of which 248,821 are vested and 6,836 are forfeited, as of December 31, 2008. The stock options were cancelled upon issuance of such restricted

(4) Issued warrants to purchase 90,000 shares of common stock to an investor relations company. The face value of the warrants is $188, of which $156 was allocated to paid in capital, based on a $32 fair value.

(5) Issued warrants to purchase 41,450,000 shares of common stock in conjunction with the issuance of Bridge Loan. The fair value of the warrants of $8,700 was allocated to warrants and the debt based on the relative fair value of each. The fair value allocated to the warrants is $1,975.

(6) Reclassify warrants from equity to liability. See Note 3 for additional discussion

(7) Issued 900,000 shares of common stock to an investor relations firm for services.

(8) Warrants issued to purchase 150,000 shares of common stock at $0.10 per share.

(9) Warrants to purchase 5,260,000 shares of common stock at $0.25 were issued in conjunction with a 12% convertible debenture.

(10) Issued 1,500,000 shares of preferred stock in a private placement offering to accredited investors. In this offering, the Company sold 1,500,000 shares at $2.50 per share for an aggregate proceeds of $3,750. At December 31, 2009 $1,354 was recorded as a subscription receivable. (See Note 16)

(11) Warrants of 1,600,000 were surrendered by a Bridge Loan investor and cancelled.

(12) Warrants to purchase 333,333 shares of common stock at $4.50 per shareexpired and were canceled.

(13) During the fourth quarter the Company restructured its outstanding debt. In conjunction with the restructuring warrants were canceled and debt was converted to shares of preferred stock. (see Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

ENABLE HOLDINGS, INC. and Subsidiaries
Consolidated Condensed Statement of Cash Flows
(Dollars in Thousands, except per share data)

	Years Ended December 31,		
	2009	**2008**	**2007**
Cash Flows From Operating Activities			
Net loss	$ (7,468)	$ (16,040)	$ (7,041)
Adjustments to reconcile net loss to net cash used in operating activities			
Depreciation and amortization	578	531	876
Loss on disposal of fixed assets	110	-	-
Provision for bad debts	(632)	168	251
Non-cash stock compensation expense	632	1,723	400
Non cash gain on debt restructuring	(2,737)	-	-
Interest on warrants issued 90 day Bridge Loan	1,036	988	-
Common stock and warrants issued for services	966	32	-
Loss on derivitive liability	8	-	-
Commitment fee	-	350	-
Changes in assets and liabilities:			
Accounts receivable	1,352	(340)	911
Merchandise inventories	1,841	2,882	(1,102)
Prepaid expenses and other current assets	(700)	375	430
Accounts payable	2,961	1,250	526
Accrued expenses	(495)	170	(245)
Deferred rent	12	(228)	193
Net cash used in operating activities	(2,536)	(8,139)	(4,801)
Cash Flows From Investing Activities			
Capital expenditures	(883)	(1,842)	(182)
Change in restricted cash	462	(250)	-
Change in restricted investments	-	-	2
Net cash used in investing activities	(421)	(2,092)	(180)
Cash Flows From financing Activities			
Change in flooring facility	165	56	162
Proceeds from issuance of preferred stock	2,396	-	-
Common stock and warrant repurchase	-	-	(2,242)
Proceeds from convertible debenture	1,315	-	-
Proceeds from 90 day Bridge Loan	-	2,550	-
Net cash provided by (used in) financing activities	3,876	2,606	(2,080)
Net Decrease in Cash and Cash Equivalents	919	(7,625)	(7,061)
Cash and Cash Equivalents, beginning of period	99	7,724	14,785
Cash and Cash Equivalents, end of period	$ 1,018	$ 99	$ 7,724
Supplemented Cash Flow Disclosure			
Cash paid for interest	$ 467	$ 425	$ 260
Non-cash Investing Activity[1]	-	203	-
Warrants and stock issued as stock issuance costs	-	-	2,907

[1] Issuance of common stock for www.RedTag.com URL

The accompanying notes are an integral part of these consolidated condensed financial statements.

Enable Holdings, Inc.
Notes to Consolidated Financial Statements
(Dollars in Thousands, except per share data)

1. Organization and Operations

Enable Holdings, Inc. (the "Company" or "Enable"), formerly uBid.com Holdings, Inc., operates leading on-line websites that enable itself, certified merchants, manufacturers, retailers, distributors and small businesses to offer high quality excess, new, overstock, close-out, refurbished and limited supply brand name merchandise to consumer and business customers. Through the Company's websites, located at www.uBid.com and www.RedTag.com, the Company offers merchandise across a wide range of product categories including but not limited to computer products, consumer electronics, apparel, house wares, watches, jewelry, travel, sporting goods, home improvement products and collectibles. The Company's marketplace employs a combination of auction style and fixed price formats.

During the first quarter of 2008, Enable Holdings commenced it efforts to change its business model. Concurrent with this change, the Company changed its name to Enable Holdings and reorganized the segments based on the business units. Each segment provides a combination of seller solutions for sellers to efficiently liquidate their inventory. The segments are listed below:

1. **uBid.com:** Our flagship website, which has operated for 12 years. The website allows merchants to sell excess inventory and allows consumers to buy products in an auction price format.

2. **RedTag.com:** Our fixed price internet site offers name brand merchandise with a low shipping and handling fee of only $1.95.

3. **RedTag Live:** Our live liquidation group, dedicated to selling through the traditional in-store sales and live liquidation sales.

4. **Dibu Trading Company:** A wholesale inventory liquidation company dedicated to Business-to-Business solutions, providing manufacturers and distributors the ability to sell large quantities of excess inventory. For example, when a retailer needs to liquidate a large quantity of inventory, they contact us to find a buyer that will buy the entire inventory in a single transaction. Our B2B experience allows us to present deals to multiple interested buyers to achieve the most profitable transaction.

5. **Commerce Innovations:** A software service company which licenses auction software to third party companies. Companies, businesses and governments can use our platform to sell excess furniture, appliances, autos, and other surplus. This allows them to utilize a trusted platform while reducing live auction costs, as well as an efficient way to reach a wider target audience.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the respective reporting periods. Actual results could differ from those estimates.

Year-End

The Company's fiscal year ends on December 31.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash and cash equivalents include financial instruments that potentially subject the Company to a concentration of credit risk. The Company maintains its cash balances in two institutions and has concentration of credit risk to the extent deposits may exceed the federally insured limits.

Restricted Investments

The Company maintains restricted collateral invested in money market accounts and are used as security for the Company's office lease and purchases from certain suppliers. Interest on the money market account is earned at approximately 2.0% per annum.

Accounts Receivable

Accounts receivable consist of amounts due from customers, businesses, and credit cards billed for which payment has not yet been received at year end. An allowance for doubtful accounts is maintained at a level management believes is sufficient to cover potential losses based on historical trends and known current factors.

Activity relating to the allowance for doubtful accounts is summarized as follows:

December 31,	2009	2008	2007
Balance, beginning of year	$ 635	$ 467	$ 215
Charged to costs and expenses	24	340	282
Write-offs, retirements and recoveries	(656)	(172)	(30)
Balance, end of year	$ 3	$ 635	$ 467

Merchandise Inventories

Merchandise inventories consist of merchandise purchased for resale and are valued at the lower of specifically identified cost or market. The Company establishes allowances for damaged, excess and obsolete inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

Property and Equipment

Property and equipment are stated at cost and depreciated/amortized on a straight-line basis over the estimated useful lives of the related assets as follows:

Furniture and Fixtures	7 years
Computer equipment	3 years
Leased telecommunications equipment	3 years
Vehicles	5 years
Leasehold improvements	Life of lease

Maintenance and repairs are charged to expense as incurred. Major betterments are capitalized and depreciated over the remaining useful lives of the respective assets. Gains and losses on disposal of assets are credited or charged to income.

Purchased Intangible Assets

Each reporting period, the Company will evaluate the useful life of intangible assets to determine whether events and circumstances continue to support an indefinite useful life, and record impairment if needed in accordance with ASC 350. No impairment was recorded at December 31, 2009 or 2008.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or circumstances indicate the remaining useful life of any long-lived assets may warrant revision or that the remaining carrying value of such assets may not be recoverable. When factors indicate that such assets should be evaluated for possible impairment, the Company uses an estimate of the undiscounted cash flows over the remaining life of the asset in measuring whether the asset is recoverable. No impairment has been recognized for the years ended December 31, 2009 and 2008.

Financial Instruments

The carrying amounts reported in the balance sheet for cash, cash equivalents, restricted investments, accounts receivable, flooring facility, accounts payable, accrued expenses and current maturities of long term debt approximate fair value because of the short-term nature of these amounts.

Revenue Recognition

The Company sells merchandise under three types of arrangements, cost recovery, managed supply and certified merchant (CM).

For cost recovery sales, the Company is responsible for conducting the auction for merchandise owned by the Company, billing the customer, shipping the merchandise to the customer, processing merchandise returns and collecting accounts receivable. The Company recognizes revenue when the following revenue recognition criteria are met: (1) persuasive evidence of an arrangement exists; (2) the product has been shipped and the customer takes ownership and assumes the risk of loss; (3) the selling price is fixed or determinable; and (4) collection of the resulting receivable is reasonably assured.

For sales of merchandise under managed supply agreements, the Company is responsible for conducting the auction for merchandise owned by third parties, billing the customer, arranging for a third party to complete delivery to the customer, processing merchandise returns and collecting accounts receivable. CM is identical to managed supply sales, except that the Company is not responsible for conducting the auctions. The Company bears no physical inventory loss or returns risk related to these sales. The Company records commission revenue at the time of shipment. Commission revenue recognized under managed supply and CM arrangements were $4,868, $4,544, and $5,533 for the periods ended December 31, 2009, 2008 and 2007, respectively.

Shipping and Handling Costs

Shipping costs that are billable to the customer are included in revenue and all shipping costs that are payable to vendors are included in cost of revenues in the accompanying consolidated statements of operations. Handling costs consisting primarily of the third party logistics warehouse costs are included in general and administrative expenses and for the years ended December 31, 2009, 2008 and 2007 were $241, $551 and $560, respectively.

Merchandise Return Policy

The Company's return policy, for all selling arrangements, is that merchandise sold by the Company can be returned within 15 days. Returns are subject to a 15% restocking fee which are included in revenues. Restocking fees for the periods ended December 31, 2009, 2008 and 2007 were $26, $26, and $62, respectively. However, the Company, although not obligated to do so, may accept merchandise returns outside the 15-day period if a product is defective or does not conform to the specifications of the item sold at auction, and attempts to work with its customers to resolve complaints about merchandise. The Company provides an accrual for estimated future returns at the time of shipment based on historical experience.

Advertising Costs

The Company has marketing relationship agreements with various online companies such as portal networks, contextual sites, search engines and affiliate partners. Agreements have varying terms including 1-14 day cancellation clauses. Advertising costs are generally charged to the Company monthly per vendor agreements, which typically are based on visitors and/or registrations delivered to the site or at a set fee. Agreements do not provide for guaranteed renewal and may be terminated by the Company without cause. Such advertising costs are charged to expense as incurred.

Total advertising costs included in Sales and Marketing expense in the Consolidated Statements of Operations for the years ended December 31, 2009, 2008 and 2007 were $992, $1,784 and $3,241, respectively.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted ASC Topic 718, "Stock Based Compensation". This pronouncement requires companies to measure the cost of employee service received in exchange for a share-based award (typically stock options) based on the fair value of the award. The Company has elected to use the "modified prospective" transition method for stock options granted prior to January 1, 2006, but for which the vesting period is not complete. There were no options granted prior to December 29, 2005. Under this transition method, the Company accounts for such awards on a prospective basis, with expense being recognized in its statements of operations beginning in the first quarter of 2006 and continuing over the remaining requisite service period based on the grant date fair value. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award which is generally the option vesting term of four years. The total compensation expense related to the stock option plan for the years ended December 31, 2009, 2008 and 2007 was $632, $1,723 and $400, respectively.

Income Taxes

The Company accounts for income taxes under the liability method. Under this method, deferred income taxes are recognized by applying enacted statutory tax rates applicable to future years to differences between the income tax bases and financial reporting amounts of existing assets and liabilities. A valuation allowance is provided when it is more likely than not that all or some portion of deferred income tax assets will not be realized.

Net Loss Per Share

The Company computes loss per share under ASC 260, "Earnings Per Share." The statement requires presentation of two amounts: basic and diluted loss per share. Basic loss per share is computed by dividing the loss available to common stockholders by the weighted average common shares outstanding. Dilutive earnings per share includes all common stock equivalents unless anti-dilutive.

Due to losses in each period presented, the Company has not included the following common stock equivalents in its computation of diluted loss per share as their input would have been anti-dilutive.

December 31,	2009	2008	2007
Shares subject to stock warrants	-	44,862,398	3,232,939
Shares subject to stock options	-	1,568,500	1,984,100
	-	46,430,898	5,217,039

New Accounting Pronouncements

In June 2009, the FASB Accounting Standards Codification (Codification) was issued. The Codification is the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The implementation of this standard did not have a material impact on our financial position and results of operations.

In September 2006, the FASB issued guidance that was codified in Topic 820, "Fair Value Measurements and Disclosure," of the ASC which established a common definition for fair value, established a framework for measuring fair value, and expanded disclosure about such fair value measurements. In January 2008, the FASB delayed the effective date of this standard by one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The adoption of this standard for these nonfinancial assets and liabilities in the first quarter of 2009 did not have a material impact on the Company's consolidated results of operations or financial condition.

In April 2008, the FASB issued guidance that was codified in Topic 350, "Intangibles — Goodwill and Other," of the ASC which amended the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. This guidance was effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of this guidance in the first quarter of 2009 did not have a material impact on the Company's consolidated results of operations or financial condition.

In May 2009, the FASB issued guidance that was codified in Topic 855, "Subsequent Events" of the ASC which established principles and disclosure requirements for subsequent events, which are defined as events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance was effective for financial statements issued for interim and annual periods ending after June 15, 2009. The adoption of this guidance in the second quarter of 2009 did not have a material impact on the Company's consolidated results of operations or financial condition.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05 ("ASU 2009-05"), an update to Topic 820, "Fair Value Measurements and Disclosures." This update provides amendments to reduce potential ambiguity in financial reporting when measuring the fair value of liabilities. Among other provisions, this update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following valuation techniques: (1) a valuation technique that uses the quoted market price of an identical liability or similar liabilities when traded as assets; or (2) another valuation technique that is consistent with the principles of Topic 820. This guidance became effective in the first reporting period after issuance, which for the Company was the fourth quarter of 2009. The adoption of this guidance did not have a material impact on the Company's consolidated results of operations or financial condition.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06 ("ASU 2010-06"), "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements." ASU 2010-06 requires reporting entities to make new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuances, and settlements on gross basis in the reconciliation of Level 3 fair value measurements. ASU 2010-06 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. The adoption of ASU 2010-06 is not expected to have a material impact on the Company's consolidated results of operations or financial condition.

3. Merger and Private Offerings

On December 29, 2005, Cape Coastal Trading Corporation, uBid Acquisition Co., Inc. ("Acquisition Sub") and uBid, Inc. entered into a Merger Agreement and Plan of Reorganization. Under the Merger Agreement, Acquisition Sub merged with and into uBid, Inc., with uBid, Inc. remaining as the surviving corporation and a wholly-owned subsidiary of Cape Coastal Trading Corporation (or "Cape Coastal"). Just prior to the closing date, all outstanding convertible preferred shares and warrants to acquire common shares of uBid were converted and exercised such that, just prior to the merger 3,793 common shares were outstanding which were exchanged on a 2,320 to 1 basis on the closing date into 8,800,000 shares of common stock with up to 444,444 shares of common stock subject to redemption at a redemption price of $4.50. The Financial Statements reflect the impact of the merger and the resulting exchange of the Company's common stock outstanding before the conversion and exercise of the convertible preferred stock and warrants. The stockholders of Cape Coastal before the merger retained 599,331 shares of common stock. Before the merger, Cape Coastal was a public shell company. Concurrent with the merger, the Company amended its Certificate of Incorporation to change its name from Cape Coastal Trading Corporation to "uBid.com Holdings, Inc."

The merger was treated as a recapitalization of uBid for financial accounting purposes. Accordingly, the historical financial statements of Cape Coastal before the merger were replaced with the historical financial statements of uBid before the merger. All share and per share data has been retroactively restated to reflect the implicit conversion ratio related to the exchange of shares in the merger.

Concurrent with the merger, the Company completed the first part of a private offering of common stock shares and warrants (the "Units") to accredited investors. The Company sold 10,000,003 shares of its common stock of which 2,222,224 shares were subject to redemption and warrants to purchase 2,500,003 shares of its common stock at $5.85 for a period of 5 years, for aggregate consideration of approximately $45,000. These warrants were valued at $2.08 per warrant for an aggregate of $5,200 using a Black-Scholes model (see Note 16 for pricing assumptions). Some of the investors participating in the first part of the private offering held notes that were issued by uBid before the merger, including $10,500 of debt held by the Petters Group and $5,000 of debt held by the bridge loan holders. Rather than accepting cash consideration for the

Units acquired by these investors, the Company agreed to issue Units at a rate of one Unit for each $4.50 of debt for consideration of the note holders' cancellation of the existing notes. Of the 3,444,444 Units issued in exchange for debt, 2,222,224 Units were issued to Petters Group with common shares that were subject to redemption at a redemption price of $4.50. For debt exchanged with Units that did not have redeemable common shares, the value of the securities issued in exchange for the debt equaled the face value of the debt exchanged, and accordingly, no gain or loss was recognized or recorded by the Company. Due to the higher value of the redeemable common shares issued to Petters Group, the Company realized a loss of approximately $1,156 upon the exchange of debt for Units with those redeemable common shares. However, as the Petters Group is considered a significant related party to the Company, the exchange was treated for accounting purposes as a capital transaction and the resulting loss was reflected as a dividend to shareholders rather than as a direct reduction of net earnings. Therefore, the consideration the Company received on the Closing Date consisted of approximately $29,500 in cash and $15,500 in cancelled debt. In addition, on the Closing Date, the Company issued warrants to purchase 333,333 shares of its common stock to the bridge note holders as a financing fee, which warrants are exercisable for three years at an exercise price of $4.50 and the value of which, $600, was recorded as interest expense. The Company also issued warrants to purchase 230,000 shares of its common stock to its placement agents in the offering, which warrants are exercisable for five years at an exercise price of $4.50 and the value of which, $522, was recorded as cost of the equity issuance. These warrants were valued at $1.80 and $2.27, respectively; per warrant for an aggregate of $1,122 using a Black-Scholes model. Issuance costs, including the value of the placement agent warrants, were $4,670.

On February 3, 2006, the Company completed the second part of the private offering to accredited investors. In this offering, the Company sold on the same terms as described above for an aggregate of $13,500, 3,000,000 shares of its common stock and warrants to purchase 750,002 shares of its common stock. The Company also redeemed the 2,666,668 shares of common stock issued in connection with the merger and the first private offering that were subject to redemption at a price of $4.50 per share and issued 600,667 shares of common stock (valued at $4.50 per share) to Cape Coastal and uBid's financial advisor, Calico Capital Group. In addition, the Company issued additional warrants to purchase 90,000 shares of its common stock to its placement agents on the same terms as described above. The second part of the private offering resulted in no net cash proceeds being retained by the Company. Issuance costs, including the value of the placement agent warrants and the shares issued to Calico Capital Group, were $4,407.

On April 25, 2007, the Company entered into a stock repurchase agreement with a group of private investors under common management to repurchase 2,135,550 shares of the Company's common stock and warrants to purchase 580,937 shares of the Company's common stock held by such private investors at a combined price of $1.05 for the company stock and for the warrants for an aggregate purchase price of $2,242. These shares and warrants repurchased in this privately negotiated transaction were originally acquired by the private investors in the Company's private placement that initially closed on December 29, 2005. The repurchase represented 11% of the common stock and warrants outstanding.

On July 15, 2008 the Company signed a $10,000 common stock purchase agreement with Fusion Capital Fund II, LLC, an Illinois limited liability company ("Fusion Capital"). Concurrently with entering into the common stock purchase agreement, the Company entered into a registration rights agreement with Fusion Capital. Under the registration rights agreement, the Company agreed to file a registration statement related to the transaction with the U.S. Securities and Exchange Commission ("SEC") covering the shares that have been issued or may be issued to Fusion Capital under the common stock purchase agreement.

In consideration for entering into the agreement, upon execution of the common stock purchase agreement the Company issued to Fusion Capital 230,074 shares of the Company's common stock as a commitment fee. The Company issued the initial 230,074 shares as a commitment fee, at the agreed upon price of $1.52 per share, determined based on the 20-day moving average as of the agreement acceptance date of June 25, 2008. The Company filed the registration statement on September 5, 2008 and recorded the common stock transaction in the quarter ended September 30, 2008. In a letter dated October 3, 2008, the SEC notified the Company that the S-1 registration statement has been selected for review. The Company elected not to respond to the SEC notification because the stock price of the Company was trading well below the agreed upon price of $0.75. In December 2009, the Company terminated the agreement and notified the SEC that it was withdrawing the registration statement.

During the fourth quarter of 2008, the Company received a $2,550 bridge loan provided by multiple accredited investors, a portion of which was provided by related parties (See Note 18). The bridge loan was in the form of an Unsecured Debentures and accrued interest at the rate of 18% per annum. In consideration, the investors received warrants to purchase an aggregate of 12,750,000, 25,500,000 and 3,200,000 shares of the Company's common stock at an exercise price of $0.20, $0.10 and $0.25 per share, respectively, for an aggregate of 41,450,000 shares of the Company's common stock. The warrants were exercisable immediately for a period of 5 years from the agreement date. The investors could elect to convert the accrued and unpaid interest into the common stock of the Company.

On January 16, 2009, the Company received extensions from certain accredited investors who previously made total commitments for an aggregate of $2,550 in the form of a 90-day bridge loan. The original maturity date of such loans was January 12, 2009, and the maturities were extended by an additional 90 days. The investors made such extensions pursuant to Debenture Modification and Extension Agreements which called for an extension of the loans for 90-days after their original 90-day terms. During the first quarter of 2009, the Company paid off $100 associated with the bridge loan. On April 16, 2009 and on July 16, 2009, the Company received extensions from the accredited investors through July 14, 2009 and August 14, 2009.

In March 2009, the Company completed a private placement offering to accredited investors. Investors purchased 1,315,000 units, for a total of $1,315 with each unit consisting of a senior convertible debenture for one share of common stock of the Company, and a warrant, to acquire either two shares or one share of Common Stock for ten years at a purchase price of $0.25 per share. The Debentures pay interest at a rate of 12% per annum, have a term of 30 months and are convertible into the Company's common stock at any time at the option of the investor. The Company received investment proceeds of $1,315 which were held in an escrow account until April 29, 2009. The Company used the proceeds to pay operating expenses and to fulfill immediate inventory requirements. Of the $1,315 proceeds received, $25 was used for legal expenses while $60 was paid to the brokers who assisted with the offering.

On October 9, 2009, the Company received total commitments for a $500 loan in the form of 2009 Convertible Promissory Notes provided from a group of accredited investors. The Company repaid the Investors the Loan in full on December 2, 2009, a timely manner pursuant to the terms of such Loan.

During the fourth quarter of 2009 the Company received subscriptions for 1,700,000 shares of preferred stock totaling $3,750 and entered into debt restructuring agreements with the bridge loan holders and the 12% debenture holders. At December 31, 2009, the Company had received $2,396 in cash and the remaining $1,354 was recorded as a subscription receivable.

At December 31, 2009 the bridge note holders were due $700 in cash and were issued a note for $900 that bears interest at 6% and is payable over 24 months beginning in March 2011. In addition, the note holders received 877,511 shares of preferred stock. The bridge note holders forgave all principle and interest due them under the 18% bridge notes and canceled all warrants they were previously issued. See Note 16 for details on the restructuring.

In conjunction with the restructuring, the 12% debenture note holders forgave previously issued debt and received a note for $823 that bears interest at 6% and is payable at the end of the 24 month note term. In addition, the debenture holders received 119,694 shares of preferred stock. The debenture holders received interest due on their notes through the date of the closing and canceled all warrants they were previously issued.

The holders of the October 9, 2009 Convertible Promissory note for $500 were repaid in full in a timely manner pursuant to the terms of such loan agreement.

4. Merchandise Inventories

Merchandise inventories consist of the following:

December 31,	2009	2008	2007
Merchandise Inventories	$ 458	$ 2,822	$ 5,565
Inventory in transit	-	-	-
Less reserves	(25)	(548)	(409)
Total	$ 433	$ 2,274	$ 5,156

Activity related to the inventory reserve is summarized as follows:

December 31,	2009	2008	2007
Balance, beginning of year	$ (548)	$ (409)	$ (149)
Charged to costs and expenses	(427)	(1,404)	(431)
Write-offs	950	1,265	171
Balance, end of year	$ (25)	$ (548)	$ (409)

5. Major Suppliers

During the year ended December 31, 2009, Hewlett-Packard Company ("HP") accounted for 57.83%, of the Company's inventory purchases. Amount due at December 31, 2009 included in accounts payable was approximately $3,190 to HP.

During the year ended December 31, 2008, Hewlett-Packard Company ("HP") accounted for 38.13%, of the Company's inventory purchases. Amount due at December 31, 2008 included in accounts payable and flooring facility was approximately $903 to HP.

During the year ended December 31, 2007, Sony and HP accounted for 25.6% and 29.7%, respectively, of the Company's inventory purchases. Amounts due at December 31, 2007 included in accounts payable and flooring facility were approximately $404 and $527, respectively, to these vendors.

6. Property and Equipment

Property and equipment consist of the following:

December 31,	2009	2008
Computer equipment	$ 3,837	$ 1,523
Leased telecommunications equipment	42	-
Furniture and fixtures	5	95
Leasehold improvements	-	511
Vehicles	23	-
Construction in Progress	-	1,479
Less accumulated depreciation	(1,570)	(1,465)
Total	$ 2,337	$ 2,143

Computer equipment increased in 2009 due to the implementation of Microsoft AX Dynamics software to replace our current ERP system as well as other related consulting expenditures. The implementation costs were classified as construction in progress in 2008.

Depreciation and amortization expense was $578, $531 and $876 for the years ended December 31, 2009, 2008 and 2007, respectively.

7. Purchased Intangible Assets

During 2008, the Company purchased an internet domain name or Universal Resource Locator or URL, www.redtag.com, from a holder of greater than 5% of our voting common stock. The URL has an indefinite useful life and thus the intangible asset need not be amortized. Each reporting period, the Company will evaluate the useful life of the intangible asset to determine whether events and circumstances continue to support an indefinite useful life, and record impairment if needed. No impairment was recorded as of December 31, 2009. The carrying value of the URL as of December 31, 2009 was $203.

During 2006, the Company purchased certain intangible assets consisting of a trademark and customer list totaling approximately $723. Total amortization for the years ended December 31, 2009, 2008 and 2007 was $0, $107 and $495, respectively. The trademark and customer list were fully amortized at of December 31, 2008.

8. Flooring Facility

During, 2008 and 2007, the Company maintained a short-term secured flooring facility with IBM (the "Flooring Facility"), respectively, whereby IBM made payments on behalf of the Company to its vendors. Under the terms of the agreement, the Flooring Facility does not bear interest if outstanding balances are paid within the terms specific to each vendor; otherwise, interest is accrued on outstanding balances at the prime rate plus 6.5%. The Company accounts for all Flooring Facility purchases as a financing cash inflow, with a corresponding cash outflow for the increase in its inventory. Upon repayment, the cash outflow is reported as a financing activity. The net effect on operating cash flow is the amount of gross profit generated. Interest expense for the years ended and December 31, 2008 and 2007 relating to the Flooring Facility was $44 and $102, respectively.

December 31,	2009	2008	2007
Face Value	$ 535	$ 370	$ 317
Less discount	-	-	(3)
Present Value	$ 535	$ 370	$ 314

During 2008 and 2007, the Flooring Facility was secured by security deposits of $500 and $1,000, respectively. (See Note 2) There are no restrictive covenants on the Flooring Facility. The IBM flooring facility was terminated in 2008 and hence there was no balance due as of December 31, 2009.

During 2009 and 2008, the Company entered into multiple short-term inventory financing arrangements with various investors. The arrangements allow the Company to finance inventory purchases for which interest is accrued at a rate of .50% per week to 1% per week. At December 31, 2009 and 2008 the liability related to such financing arrangements totaled $535 and $370 respectively.

9. Long-Term Debt

On May 9, 2006, the Company and its subsidiaries entered into a Credit and Security Agreement with Wells Fargo Bank, National Association acting through Wells Fargo Business Credit and related security agreements and other agreements described in the Credit and Security Agreement (the "Credit Agreement"). The Credit Agreement provided for advances to the Company of up to a maximum of $25,000.

On July 25, 2008, Wells Fargo Bank notified the Company of the Company's failure to meet the minimum excess availability requirement of $3.5 million. Since the Company did not meet the minimum excess availability requirement as stated in the agreement, the financial covenants went into effect which required that we demonstrate net earnings at the levels stated in the agreement. Due to the change in the business model of the Company in 2008, the Company was unable to meet the financial covenants.

On October 15, 2008, the Company paid off-the outstanding balance owed to Wells Fargo Bank terminating the Credit Agreement. Pursuant to the pay-off agreement, the Company paid a forbearance agreement fee of $50 and early termination fee of $125. Wells Fargo has also released its security interest in the Company's collateral.

On October 9, 2009, the Company received total commitments for a $500 loan in the form of 2009 Convertible Promissory Notes provided from a group of accredited investors. The Company repaid the note holders the loan in full on December 2, 2009, in a timely manner pursuant to the terms of such loan.

In connection with the Debt Restructuring discussed in Note 16, two long term notes for $900 and $823 which bear interest at a rate of 6% were issued by the Company. The first note for $900 was issued to the bridge note holders and is payable in quarterly installments starting in March, 2011, see Note 8. The second note for $823 was issued to the 12% debenture holders, interest and principle is payable on month 24 of the agreement. All previously issued debt was forgiven in conjunction with the restructuring agreement. See Note 16 for details of the restructuring.

December 31,	Note 1	Note 2	Total
Face Value	$ 900	$ 822	$ 1,722
Interest	83	99	182
Note Value	$ 983	$ 921	$ 1,904

Long term debt at December 31, 2009 matures as follows:

Year	Loan
2010	$ -
2011	832
2012	1,072
2013	-
2014	-
Total	$ 1,904

10. Bridge Loan

During the fourth quarter of 2008, the Company received a $2,550 bridge loan provided by multiple accredited investors. The bridge loan was in the form of an Unsecured Debenture and bears interest at the rate of 18% per annum. In consideration for the loan, the investors received warrants to purchase an aggregate of 12,750,000, 25,500,000 and 3,200,000 shares of the Company's common stock at an exercise price of $0.20, $0.10 and $0.25 per share, respectively, for an aggregate of 41,450,000 shares of the Company's common stock. The warrants are exercisable immediately for a period of five years from the agreement date. The investors may elect to convert the accrued and unpaid interest into common stock of the Company.

The Company engaged an independent valuation company to assist in determining the fair market value of the warrants that were issued in conjunction with the bridge loan. The fair market value of the warrants was determined to be $8,752 based on a volatility range of 66.71%-83.60% and an interest rate range of 1.22%-4.08%.

Per ASC 470-20 - *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement),* the Company recorded the fair value of the warrants using the relative fair value of the warrants and the debt. The resulting discount of $1,975 will be amortized over a period of 6 months. The Company amortized the discount over 6 months because the loan was extended for an additional period of 90 days for a total of 180 days (6 months).

During the first quarter of 2009, the Company paid off $100 associated with the bridge loan.

During the fourth quarter of 2009 the Company entered into a restructuring agreement with the Bridge note holders. As part of the restructuring, the Bridge note holders are to receive $700 in cash and were granted a $900 note to the Company payable in 24 months. The note bears interest at a 6% annual rate. The note and accrued interest are payable starting in month 15 of the closing date. The Bridge loan holders forgave previously issued debt, canceled all the warrants received and also received 877,511 shares of preferred stock. Per ASC 470-60 – Accounting for Troubled Debt Restructuring a gain was recorded for the difference between the fair market value of the instrument issued and the fair value amount of the debt forgiven and warrants surrendered.

11. Employee Benefit Plans

Company employees participate in a 401(k) savings plan. The plan is open to all full-time eligible employees who have attained age 21 and have completed 30 days of service. Participants may make tax-deferred contributions subject to limitations specified by the Internal Revenue Code. During 2008 and 2007 employee contributions of up to 3% were matched by the Company at a rate of 50%. In 2009, the Company discontinued the match. Employees are 100% vested in their pretax contributions at all times and become fully vested in the employer-matching contribution after two years of service. During the years ended December 31, 2008 and 2007, the Company incurred $52, and $44 of expenses, respectively, related to the 401(k) matching component of this plan. The match was discontinued in 2009.

12. Contingent Liabilities

From time to time, the Company is subject to claims and administrative proceedings, including product liability matters, resulting from the conduct of its business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the financial position or results of operations of the Company. In addition, the Company maintains product liability insurance that is evaluated annually and considered adequate. There were no significant contingencies as of December 31, 2009.

13. Income Taxes

The income tax provision for the years presented is as follows:

Year ended December 31,	**2009**	**2008**	**2007**
Current provision:			
Federal	$ -	$ -	$ -
State	-	-	-
Deferred benefit	(3,291)	(5,808)	(2,791)
Benefit for income taxes	(3,291)	(5,808)	(2,791)
Less increase in valuation allowance	3,291	5,808	2,791
Income tax provision	$ -	$ -	$ -

Year ended December 31,	**2009**	**2008**	**2007**
Federal income tax benefit at federal statutory rate	$ (3,051)	$ (5,384)	$ (2,587)
Effect of state income taxes	(240)	(424)	(204)
Increase in valuation allowance	3,291	5,808	2,791
Total	$ -	$ -	$ -

The income tax benefit at the federal statutory tax rate is reconciled to the actual expense for income taxes for the years presented as follows:

Components of deferred income tax assets and liabilities are as follows:

December 31,	2009	2008
Deferred income tax assets		
Net operating loss carryforward	$ 19,718	$ 16,106
Inventories	134	381
Stock-based compensation	1,395	1,148
Allowance for doubtful accounts	1	248
Property and equipment	8	135
Other	16	12
Gross deferred income tax assets	21,272	18,030
Deferred income tax liabilities		
Prepaid expenses	(52)	(125)
Property and equipment	(25)	-
Gross deferred income tax liabilities	(77)	(125)
Net deferred income tax assets	21,195	17,905
Less valuation allowance	(21,195)	(17,905)
Net deferred income tax asset	$ -	$ -

The Company has estimated federal net operating loss carry forwards as of December 31, 2009 of $42,676 that has expiration dates from 2024 through 2028. Pursuant to section 382 of the Internal Revenue Code, the usage of these net operating loss carry forwards may be limited due to changes in ownership that have occurred or may occur in the future. The Company has not yet determined the impact, if any that changes in ownership have had on net operating loss carry forwards. The Company has provided a valuation allowance against all of its deferred income tax assets as it is more likely than not that the deferred income tax assets will not be realized.

14. Leases

The Company leases office space and certain equipment under operating leases expiring through 2014. Total rent expense from operating leases was approximately $523, $470, and $474 for the years ended December 31, 2009, 2008 and 2007, respectively.

The following is a schedule, by year, of future minimum rental payments required under operating leases that have initial or remaining non cancelable lease terms in excess of one year as of December 31, 2009:

Year	Amount
2010	$ 194
2011	210
2012	222
2013	228
2014	37
Total	$ 891

15. Stock Warrants

Stock warrants issued in 2005 and 2006 are described in Note 3. On March 25, 2008, the Company issued warrants to purchase 90,000 shares of its common stock to an unrelated investor relations company. The warrants are exercisable for 10 years at the exercise price of $0.55, $1.20 and $4.50, for each tranche of 30,000 warrants, respectively. These warrants were issued for services to be provided over a period of time, as indicated in the agreement and the Company expensed the entire fair value of $32 of these warrants during 2008. The estimated fair value was measured using the Black-Scholes pricing model. On March 25, 2008 the stock traded at $0.60 per share. In December 2009 as part of the overall debt restructuring, the warrants were canceled.

In the fourth quarter of 2008, the Company issued warrants to purchase 41,450,000 shares of its common stock to a group of accredited investors in conjunction with the issuance of a bridge loan. The warrants were exercisable for five years at the exercise price of $0.25, $0.20 and $0.10. The fair value of the warrants of $8,700 was allocated to warrants and the debt, based on the relative value of each. The fair value allocated to the warrants was $1,975. The fair value of the warrants was recorded as interest expense in the fourth quarter of 2008 and in the first quarter of 2009. The Company stock traded at $0.20 to $0.38 during the October 14, 2008 to November 25, 2008 period in which the warrants were issued. In December 2009, as part of the overall debt restructuring, the warrants were canceled.

On March 15, 2009, the Company entered into an independent consulting agreement with an investor relations firm, with a term expiring May 15, 2010. The investor relations firm will represent the Company in investors' communications and public relations with existing shareholders, brokers, dealers and other investment professionals as to the Company's current and proposed activities, and to consult with management concerning such Company activities. For undertaking the engagement, for previous services rendered and for other good and valuable consideration, the Company has agreed to issue the investor relations firm a Commencement Bonus of 900,000 shares of Common Stock and a five-year warrant to purchase 3,000,000 shares of Common Stock at $0.25 per share. On March 15, 2009 the date the shares were issued the Company stock traded at $0.30 per share. Additionally the Company has agreed to pay the investor relations firm $8,000 cash per month, during the term of the engagement, unless terminated early. Pursuant to the terms of the engagement at no time will the investor relations firm beneficially own 5 percent or more of the Company. In November 2009 the Company canceled the contract with the investor relations firm. As part of the overall debt restructuring, the warrants were canceled.

There are no warrants outstanding as of December 31, 2009. All warrants were canceled in connection with the debt restructuring in December 2009.

16. Common Stock and Series A Convertible Preferred Stock

Common Stock

At December 31, 2009 and 2008 there were 200,000,000 shares of common stock $.001 par value authorized 19,726,678 and 18,826,678 shares issued and outstanding respectively.

Series A Convertible Preferred Stock

There are 25,000,000 shares authorized of preferred stock with preferences and rights to be determined by our board of directors. No shares were issued at December 31, 2008 and 2007. In December 2009, as part of a Debt restructuring, the Board of Directors approved the issuance of 3,000,000 preferred shares. At December 31, 2009 there were 2,497,205 shares of preferred stock issued and outstanding.

The preferred stock was issued to the Bridge note holders and the 12% debenture holders as part of a debt restructuring during the fourth quarter of 2009. The Bridge Note holders received 877,511 shares of preferred stock and forgave all previously issued debt. In addition to the receipt of preferred stock, the Bridge Note holders are to receive $700 in cash and a note for $900 which bears interest at an annual rate of 6%. The Bridge Note holders also agreed to cancel all their outstanding warrants.

In conjunction with the restructuring, the 12% debenture holders received 119,694 shares of preferred stock. In addition, they received a note for $823 which bears interest at a rate of 6% at an annual rate of 6%. The 12% debenture holders received all interest accrued and payable. The 12% debenture holders also agreed to cancel all of their outstanding warrants.

The remaining 1,500,000 shares of preferred stock were sold to accredited investors. at $2.50 per share. At December 31, 2009 we had commitments to purchase all 1,500,000 shares. We received $2,396 in cash and the remaining $1,354 was recorded as a subscription receivable. All monies were received by February 24, 2010. The preferred shares are convertible into 66.83 shares of common stock per preferred share. The preferred stock has a liquidation preference of a minimum IRR of 25% but no more than three times the investment amount.

As part of the debt restructuring, all options issued to employees under the 2005 equity incentive plan were canceled. Employees received no consideration for the cancellations.

The restructuring of the Bridge Note and 12% debenture was accounted for Per ASC 470-60 – Accounting for Troubled Debt Restructuring a gain was recorded for the difference between the fair market value of the instrument issued and the fair value amount of the debt forgiven and warrants surrendered.

17. 2005 Equity Incentive Plan

The Company's 2005 Equity Incentive Plan ("2005 Equity Incentive Plan") is an equity-based compensation plan in-place to provide incentives, and to attract, motivate and retain the highest qualified employees, directors, consultants and other third party service providers. The 2005 Equity Incentive Plan enables the board to provide equity-based incentives through grants or awards of stock options and restricted stock (collectively, "Incentive Awards") to present and future employees, consultants, directors, and other third party service providers.

If an Incentive Award granted pursuant to the 2005 Equity Incentive Plan expires, terminates, expires and is unexercised or is forfeited, or if any shares are surrendered to the Company in connection with an Incentive Award, the shares subject to such award and the surrendered shares will become available for future awards under the 2005 Equity Incentive Plan. Options generally vest over a period of four years and have a ten year contractual life. As part of the Debt restructuring in December 2009, the shares of common stock reserved for issuance under the 2005 Equity Incentive Plan were canceled. The Company plans to obtain shareholder approval to amend the Company's Certificate of Incorporation to increase the number of authorized shares of common stock and to reserve additional shares for the plan at the annual shareholder meeting.

Effective January 1, 2006, the Company adopted ASC Topic 718, "Stock-Based Compensation". This pronouncement requires companies to measure the cost of employee service received in exchange for a share based award (stock options and restricted stock) based on the fair value of the award. The Company has elected to use the "modified prospective" transition method for stock options granted prior to January 1, 2006, but for which the vesting period is not complete. Under this transition method, the Company accounts for such awards on a prospective basis, with expense being recognized in its statement of operations beginning in the first quarter of 2006 and continuing over the remaining requisite service period based on the grant date fair value estimated in accordance with ASC 718, Accounting for Stock-Based Compensation. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award which is generally the option vesting term of four years.

Stock options

Stock option activity under the Company's 2005 Equity Incentive Plan for the year ended December 31, 2009 is summarized as follows:

Option Table:

	Shares		Weighted-Average exercise price per share
Outstanding at December 31, 2008	1,568,500	$	1.18
Granted	3,928,194	$	0.38
Exercised	-		-
Forfeited/Cancelled/Surrendered	(5,496,694)	$	(1.18)
Converted	-		
Outstanding at December 31, 2009	-	$	-
Exercisable at December 31, 2009	-	$	-

The fair value of the stock options granted under the Company's 2005 Equity Incentive Plan was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	December 31, 2009	2008
Risk - free interest rate	5.0%	5.0%
Dividend yield	0.0%	0.0%
Expected volatility	68.0%	68.0%
Expected life (years)	6.0	6.0
Weighted average grant date fair value	$ 0.38	$ 0.89
Estimated forfeiture rate	11.7%	11.7%

The risk-free interest rate is based on the U.S. Treasury Bill rates. The dividend reflects the fact that the Company has never paid a dividend on its common stock and does not expect to do so in the foreseeable-future. Expected volatility was based on a market-based implied volatility. The expected term of the options is based on what the Company believes will be representative of future behavior. In addition, the Company is required to estimate the expected forfeiture rate and recognize expense only for those shares expected to vest. If the Company's actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period.

At December 31, 2009 all options outstanding were canceled in connection with the debt restructuring (see Note 16). No compensation was received by the option holders for the cancelation.

Restricted Stock

On February 19, 2008 the Company offered eligible employees the opportunity to exchange on a grant by grant basis, their outstanding eligible options for shares of restricted stock. Options eligible for the exchange in this offer were granted under the Company's 2005 Equity Incentive Plan that were granted in 2005 and 2006 and had an exercise price per share that is greater than $2.00. Individuals that held 500 or fewer eligible options were cashed out.

The number of restricted stock rights granted in exchange for each eligible option surrendered was based upon an exchange ratio of 3 to 1. The 3 to 1 exchange ratio was determined because at the origination of the offer the fair value of the eligible options approximated the share price at a 3 to 1 conversion rate. The incremental stock compensation expense resulting from the offer was $109 to be amortized over the remaining life of the original options granted.

Pursuant to the offer, 16,000 options were canceled and cashed out by individuals who had 500 or fewer options. There were an additional 22 individuals that tendered 767,000 options for an aggregate of 255,667 shares of restricted common stock of which 169,277 are vested.

There are no unvested shares of restricted common stocks outstanding as of December 31, 2009.

Stock –based Compensation Expense

Stock-based compensation expense recognized, related to the 2005 Equity Incentive Plan for the years ended December 31, 2009 and 2008 was as follows:

	(Dollars in Thousands) December 31,	
	2009	**2008**
Stock Options	$ 632	$ 708
Restricted Common Stock	-	1,005
Total Stock-Based compensation expense	$ 632	$ 1,713

In October 2008, the Company issued stock warrants in conjunction with a bridge loan (see Notes 3, 11 & 16). The issuance of stock warrants resulted in a change of control provision which accelerated the vesting of all senior management stock options and all of the unvested shares of restricted stock. In 2009, as part of the debt restructuring all options vested and unvested were canceled and the remaining unamortized option values were recorded as an expense. Employees received no compensation for the option canceled.

18. Related Party Transactions

The following represents significant transactions between the Company and a related party during 2009, 2008 and 2007:

Product Purchases

The Company historically purchased products from a related party for direct purchase sales. Purchases from the related party were $0, $3,753 and $2,930 for the years ended December 31, 2009, 2008 and 2007, respectively. At December 31, 2009 and 2008, amounts due to the related party included in accounts payable were $0 and $993, respectively.

On September 23, 2008, the Company ceased business relationships with the related party.

Bridge Loan

During October 2008, the Company received a $2,550 bridge loan from a group of accredited investors (See Note10), of which $2,450 was from investors who became beneficial owners of greater than 5% of our common stock. Of the $850 provided by one of the investors, management of the Company provided a guarantee for $250. In return for providing the guarantee, the management received warrants to purchase 1,880,000 shares of the Company's common stock. In conjunction with the restructure of the bridge loan in December, 2009, certain members of management were released from their guarantees and the warrants received were cancelled with no cash consideration being received by management.

On January 16, 2009, the Company received extensions from certain accredited investors who previously made total commitments for an aggregate of $2,550 in the form of a 90 day bridge loan. The extensions relate to $2,450 of the $2,550 bridge loan. The original maturity date of such loans was January 12, 2009, January 29, 2009 and February 19, 2009, and the maturities have been extended by an additional 90 days. The investors made such extensions pursuant to Debenture Modification and Extension Agreements which call for an extension of the loans for 90-days after their original 90-day terms.

The Company elected not to extend the remaining $100 of the bridge loan which was subsequently paid on February 26, 2009. During 2009, the Company restructured the Bridge Loan, see Note 16.

Inventory Financing

A member of the Company's Board of Directors has provided inventory financing during the current year. The Board member was paid $12 in interest during the current year.

19. Subsequent Events

The Company continued its fund raising efforts and has increased the private placement offering to accredited investors by an additional $500 to $4,250 from $3,750.

On February 12, 2010 the Company announced that Mr. Don Miller and Jeffry Parell were appointed to the Board of Directors.

The Company appointed Mr. Patrick L. Neville, Chief Executive Officer effective March 1, 2010. The Company entered into an executive employment agreement with Mr. Neville which provides for an initial annual base salary of $180,000 for the first 12 months of the agreement and thereafter the Company's Board of Directors shall review on a yearly basis and the Board shall determine if the base salary shall increase and the amount of any such increase shall be at the Board's sole discretion

Under the agreement, Mr. Neville received options to purchase up to 1,000,000 shares of common Stock under the 2005 Equity Incentive Plan, with a vesting schedule of 1/4 of the options vesting on the 12 month anniversary of the date of the grant, 1/4 of the options vesting on the 24 month anniversary of the date of grant and the remaining 1/4 on the 36 month anniversary of the date of grant and 1/4 vesting on the 48 month anniversary. The option grant is subject to stockholder approval of an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of common stock. The agreement provided that all options would vest immediately upon a change of control of the Company.

The Company evaluated all subsequent events that occurred after the balance sheet date and through the date and time its financial statements were issued.

20. Going Concern

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, considering we realize the assets and liquidate the liabilities in the normal course of business. As of December 31, 2009 we had accumulated a deficit of approximately $54 million. Over the last twelve years and through the first quarter of 2010, we have incurred losses due to operational problems, capital constraints and a change in our business model. During 2006 and 2007 the Company's operations were funded by the capital raised during our 2005/2006 private offerings. During 2008 the Company had fully utilized these funds and drew on our bank line of credit. However, after the second quarter of 2008 the Company did not meet the established bank covenants and was required to pay off the outstanding balance. Due to the Company's recurring losses we could not obtain new bank financing. Instead during 2008 and 2009 we received financing from our investors to fund our operations through the issuance of various debt instruments. We have also utilized short term financing deals in order to make inventory purchases. During 2009 the Company restructured our financing, reducing our debt from $4.6 million to $1.9 million. We also issued preferred stock, raising approximately $4.2 million. Most of this capital raised was used to pay off our outside vendors therefore we need to either raise additional capital, obtain financing or increase revenue in order for operations to continue. The current credit market remains volatile which affects our ability to raise long-term capital financing and inventory financing needed to our business. This, coupled with our lack of cash, significantly reduces the Company's ability to pursue the plans noted below. This creates substantial doubt about our ability to continue as a going concern.

Management's plans to continue operations consist of the following:

- Increase available inventory for sale through establishing an asset based lending credit line (ABL) of approximately $3,000,
- Raise additional long term equity capital,
- Increase revenues through focused marketing to customers in our robust data base reestablishing our sites as ones that appeal to the diversified demographics of the group,
- Increase revenues through the introduction of diversified product lines to serve the asset recovery industry,

- Increase revenues by completing the installation of our ERP application allowing us to provide all the requirements necessary for our vendors and Certified Merchants to sell product through us both domestically and globally,
- Increase revenues through the introduction of transaction fees and restructuring of CM vendor rate card,
- Execute revised business plan with new business model under new leadership and expanded board.

As a result of the conditions discussed above, and in accordance with generally accepted accounting principles in the United States, there exists substantial doubt about our ability to continue as a going concern. Our continued operations are contingent on our ability to be successful in implementing the above plans. There is no assurance that we will be successful in these efforts, therefore there is substantial doubt as to our ability to have sufficient cash to meet our operating requirements and continue as a going concern. The accompanying consolidated financial statements do not reflect adjustments relating to the recoverability and classification of assets or liabilities that might result from the outcome of these uncertainties.

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Consolidated Financial statements commence on page 48:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheet as of December 31, 2009 and 2008

Consolidated Statements of Operations for the years ended December 31, 2009, 2008 and 2007.

Consolidated Statement of Shareholders' Equity for the years ended December 31, 2009, 2008 and 2007.

Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007.

Notes to Consolidated Financial Statements

Exhibit No.	Description	Reference
2.1	Agreement and Plan of Merger dated as of December 15, 2005, by and between Cape Coastal Trading Corporation, a New York corporation and Cape Coastal Trading Corporation, a Delaware corporation.	Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2005 (File No. 000-50995).
2.2	Merger Agreement and Plan of Reorganization dated as of December 29, 2005, by and among Cape Coastal Trading Corporation, uBid Acquisition Co., Inc. and uBid, Inc.	Incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995), and as amended by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 8, 2008 (File No. 000-50993).
3.1	Certificate of Incorporation, as amended.	Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2005 (File No. 000-50995), and as amended by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 8, 2008 (File No. 000-50993).
3.2	Amended and Restated Bylaws.	Incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 8, 2008 (File No. 000-50995).
4.1	Form of Warrant to be issued to the Investors.	Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).
4.2	Form of Warrant to be issued to the Placement Agents.	Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).
4.3	Form of Warrant to be issued to the Note Holders.	Incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).
4.4	Form of Lockup Agreement.	Incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).
4.5	Form of 18% Unsecured Debentures to be issued to Investors dated October 9, 2008.	Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 14, 2008 (File No. 000-50995).
4.6	Form of Common Stock Purchase Warrant to be issued to Investors dated October 9, 2008.	Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 14, 2008 (File No. 000-50995).
4.7	Form of 18% Senior Secured Debenture dated October 16, 2008 issued to certain Investors.	Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 22, 2008 (File No. 000-50995).
4.8	Form of Series A Common Stock Purchase Warrant dated October 16, 2008 issued to certain Investors.	Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 22, 2008 (File No. 000-50995).
4.9	Form of Series B Common Stock Purchase Warrant	Incorporated by reference to Exhibit 4.3 to the Current

Exhibit No.	Description	Reference
	dated October 16, 2008 issued to certain Investors.	Report on Form 8-K filed with the Securities and Exchange Commission on October 22, 2008 (File No. 000-50995).
4.10	Form of 18% Senior Secured Debenture dated November 26, 2008 issued to certain Investors.	Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 3, 2008 (File No. 000-50995).
4.11	Form of Series A Common Stock Purchase Warrant dated November 26, 2008 issued to certain Investors.	Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 3, 2008 (File No. 000-50995).
4.12	Form of Series B Common Stock Purchase Warrant dated November 26, 2008 issued to certain Investors.	Incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 3, 2008 (File No. 000-50995).
10.1	Asset Purchase Agreement dated as of January 13, 2005, by and between Cape Coastal Trading Corporation, a New York corporation and Kwajo Sarfoh.	Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 14, 2005 (File No. 000-50995).
10.2	Form of Securities Purchase Agreement by and among Cape Coastal Trading Corporation, uBid, Inc. and the Investors named therein.	Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).
10.3+	Employment Agreement dated as of December 18, 2009 by and between Enable Holdings, Inc. and Timothy E. Takesue.	Filed herewith
10.4+	Termination Agreement dated as of December, 29, 2009 by and between Enable Holdings, Inc. and Jeffrey D. Hoffman.	Incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 30, 2009 (File No. 000-50995).
10.5+	Termination Agreement dated as of August 11, 2009 by and between Enable Holdings, Inc. and Glenn R. Weisberger.	Filed herewith
10.6+	2005 Equity Incentive Plan, effective as of December 15, 2005.	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2005 (File No. 000-50995).
10.7+	Form of Incentive Stock Option Agreement.	Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2005 (File No. 000-50995).
10.8	Form of Non-Qualified Stock Option Agreement.	Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2005 (File No. 000-50995).
10.9	Form of Indemnity Agreement.	Incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).
10.10	Form of Amendment Number 1 to Securities Purchase Agreement dated as of February 28, 2006.	Incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2006 (File No. 000-50995).

Exhibit No.	Description	Reference
10.11+	Employment Agreement dated as of December 18, 2009 by and between Enable Holdings, Inc. and Miguel A. Martinez, Jr.	Filed herewith
10.12	Employment Agreement dated as of December 18, 2009 by and between Enable Holdings, Inc. and Amy Powers.	Filed herewith
10.13	Employment Agreement dated as of March 1, 2010 by and between Enable Holdings, Inc. and Patrick L. Neville.	Filed herewith
		Filed herewith
10.15	Securities Purchase Agreement dated October 9, 2008 by and between Enable Holdings, Inc. and certain Investors.	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 14, 2008 (File No. 000-50995).
10.16	Securities Purchase Agreement dated October 16, 2008 by and between Enable Holdings, Inc. and certain Investors.	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 22, 2008 (File No. 000-50995).
10.17	Security Agreement dated October 16, 2008 issued to certain Investors.	Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 22, 2008 (File No. 000-50995).
10.18	Securities Purchase Agreement dated November 26, 2008 by and between Enable Holdings, Inc. and certain Investors.	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 3, 2008 (File No. 000-50995).
10.19	Form of Debenture Modification and Extension Agreement dated January 16, 2009.	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 20, 2009 (File No. 000-50995).
16.1	Letter regarding Change in Certifying Accountant.	Incorporated by reference to Exhibit 16.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2006 (File No. 000-50995).
16.2	Letter regarding Change in Certifying Accountant.	Incorporated by reference to Exhibit 16.2 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 10, 2006 (File No. 333-131733).
21.1	List of Subsidiaries.	Filed herewith
31.1	Certification of the President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith
32.1	Certification of the President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith

SIGNATURES

Pursuant to requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized as of March 30, 2010.

ENABLE HOLDINGS, INC.

By: /s/ Patrick L. Neville
Name: Patrick L. Neville
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities indicated as of the dates indicated.

Signature	Title	Date
/s/ Patrick L. Neville Patrick L. Neville	Chief Executive Officer and Director (Principal Executive Officer)	March 30, 2010
/s/ Miguel A. Martinez, Jr. Miguel A. Martinez, Jr.	Chief Financial Officer (Chief Financial Officer and Principal Accounting Officer)	March 30, 2010
/s/ Steven Sjoblad Steven Sjoblad	Director	March 30, 2010
/s/ Casey L. Gunnell Casey L. Gunnell	Director	March 30, 2010
/ s/ Kenneth J. Roering Kenneth J. Roering	Director	March 30, 2010
/s/ Donald M. Miller Donald M. Miller	Director	March 30, 2010
/s/ Jeffry J. Parell Jeffrey J. Parell	Director	March 30, 2010

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